Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Preferred Stock Purchase Rights)
at
$0.65 Net Per Share
and
All Outstanding Shares of Convertible Preferred Stock
at
$2.50 Net Per Share
of
Datakey, Inc.
by
Snowflake Acquisition Corp.

a wholly-owned subsidiary of

SafeNet, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON TUESDAY, OCTOBER 19, 2004,
UNLESS THE OFFER IS EXTENDED.

      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 9, 2004 (the “Merger Agreement”), by and among SafeNet, Inc., a Delaware corporation (“SafeNet”), Snowflake Acquisition Corp., a Minnesota corporation and a wholly-owned subsidiary of SafeNet (the “Purchaser,” “we” or “us”), and Datakey, Inc., a Minnesota corporation (“Datakey”).

      The Board of Directors of Datakey has unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (each as defined below), and it has also unanimously determined that the terms of the Offer, the Merger and the Merger Agreement are fair to and in the best interests of Datakey’s stockholders and has unanimously recommended that holders of all issued and outstanding shares of common stock, par value $.05 per share, of Datakey, including the associated preferred stock purchase or other rights issued pursuant to the Rights Agreement, dated as of October 26, 2001, between Datakey and Wells Fargo Bank Minnesota, N.A., as amended from time to time (together, the “Common Stock”), and all issued and outstanding shares of convertible preferred stock, liquidation value $2.50 per share, of Datakey (the “Preferred Stock,” and together with the Common Stock, the “Shares” and each share thereof a “Share”), tender their Shares.

      The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer (A) that number of shares of Common Stock which, together with any shares of Common Stock then owned by SafeNet or us (without giving effect to shares subject to purchase under the Purchaser Option (as defined below) or the Stockholders Agreement (as defined below)), represents greater than 90% of the shares of Common Stock outstanding and (B) and that number of shares of Convertible Preferred Stock which (without giving effect to shares subject to purchase under the Purchaser Option or the Stockholders Agreement) represents 100% of the Convertible Preferred Stock outstanding and (2) the satisfaction of certain other conditions as set forth in this Offer to Purchase. See Section 14 — “Certain Conditions of the Offer.”

      Questions and requests for assistance may be directed to the Information Agent at the addresses and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Information Agent. A shareholder also may contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

September 21, 2004

IMPORTANT

      Any stockholder desiring to tender all or a portion of such stockholder’s Shares must:

      1. for Shares that are registered in such stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal;

•	have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	mail or deliver the Letter of Transmittal (or a manually signed facsimile), the certificates for such Shares and any other required documents to Wells Fargo Bank, N.A., the Depositary, at its address on the back of this Offer to Purchase.

      2. for Shares that are registered in such stockholder’s name and held in book-entry form:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 3 — “Procedure for Tendering Shares”);

•	if using the Letter of Transmittal, have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal (or a manually signed facsimile) and any other required documents to the Depositary; and

•	transfer the Shares through book-entry transfer into the Depositary’s account.

      3. for Shares that are registered in the name of a broker, dealer, bank, trust company or other nominee:

•	contact the broker, bank, trust company or other nominee and request that the broker, dealer, bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

      The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase are followed.

i

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of Common Stock, including the associated preferred stock purchase or other rights, of Datakey, Inc. and All outstanding shares of Convertible Preferred Stock of Datakey, Inc.
Price Offered Per Share of Common Stock:	$0.65 net to you in cash, without interest (subject to applicable withholding taxes)
Price Offered Per Share of Convertible Preferred Stock:	$2.50 net to you, without interest (subject to applicable withholding taxes)
Scheduled Expiration of Offer:	12:00 midnight, New York City time, on October 19, 2004, unless extended
Purchaser:	Snowflake Acquisition Corp., a wholly-owned subsidiary of SafeNet, Inc.
Datakey Board Recommendation:	Datakey’s board of directors unanimously recommends that you accept the offer and tender your shares

      The following are some of the questions you, as a stockholder of Datakey, may have and our answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my shares?

      Our name is Snowflake Acquisition Corp. We are a Minnesota corporation formed by SafeNet as its direct, wholly-owned subsidiary for the purpose of acquiring all of the outstanding capital stock of Datakey. See the “Introduction” to this Offer to Purchase and Section 9 — “Certain Information Concerning SafeNet and the Purchaser.”

What are the classes and amounts of securities being sought in the offer?

      We are offering to purchase all issued and outstanding shares of Common Stock of Datakey, including the associated preferred stock purchase or other rights, and all issued and outstanding shares of Convertible Preferred Stock of Datakey. See “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay and in what form of payment?

      We are offering to pay $0.65, net to you in cash without interest thereon (and subject to applicable withholding taxes), for each share of Common Stock (including the associated preferred stock purchase or other rights) and $2.50, net to you in cash without interest thereon (and subject to applicable withholding taxes), for each share of Convertible Preferred Stock.

Will I have to pay any fees or commissions?

      If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

      Yes. To finance the purchase, SafeNet will provide us with the funds required to pay for the shares and related fees and expenses from its working capital. Our offer is not contingent on obtaining new sources of financing. See Section 10 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the offer?

      Our offer is not subject to any financing condition. Because the form of payment consists solely of cash and all of the funding that will be needed will come from SafeNet’s working capital, we do not think our financial condition is relevant to your decision as to whether to tender your shares into our offer. Pursuant to the merger agreement, SafeNet has agreed to provide us with funds necessary to consummate our offer and to pay for any outstanding capital stock of Datakey not owned by SafeNet or us pursuant to any merger of us into Datakey. See Section 10 — “Source and Amount of Funds.”

How long do I have to decide whether to tender in the offer?

      You will have at least until 12:00 midnight, New York City time, on Tuesday, October 19, 2004 to decide whether to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 — “Terms of the Offer” and Section 3 — “Procedure for Tendering Shares.”

Can the offer be extended and under what circumstances?

      Subject to the terms of the merger agreement, we may extend the offer with Datakey’s prior written consent, authorized by Datakey’s board of directors or a duly authorized committee of Datakey’s board of directors.

      Subject to the terms of the merger agreement, we may extend the offer without Datakey’s consent as follows:

•	if, at any scheduled expiration of the offer any of the conditions to our obligation to accept shares for payment has not been satisfied or waived, we may extend the offer for a time period reasonably necessary to permit the condition to be satisfied;

•	if required by any rule, regulation or interpretation of the United States Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the offer, we may extend (or re-extend) the offer as so required; and

•	if we increase the offer price, the offer may be extended as required by law in connection therewith.

      We may also elect to provide a “subsequent offering period” without Datakey’s consent, which would be an additional period of three to twenty business days beginning after the Offer expires. During this subsequent offering period, you would be permitted to tender, but not withdraw, your shares and receive, for each share of Common Stock, $0.65 per share, net to you in cash, without interest (subject to applicable withholding taxes), and, for each share of Convertible Preferred Stock, $2.50 per share, net to you in cash, without interest (subject to applicable withholding taxes). We do not currently intend to provide a subsequent offering period, although we reserve the right to do so. See Section 1 — “Terms of the Offer.”

How will I be notified if the offer is extended or a subsequent offering period is provided?

      If we extend the offer or provide for a subsequent offering period, we will inform Wells Fargo Bank, N.A., the depositary for the offer, and will make a public announcement of the extension, not later than 9:00 a.m., Eastern time, on the business day after the day on which the offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the offer?

      We are not obligated to purchase any Shares (even though validly tendered) if:

•	a court or other governmental authority enters or threatens any judgment, order, action, or decree that would require any significant change in the terms of the acquisition of Datakey by the Purchaser and SafeNet or would in any way limit the operation of Datakey by Purchaser after the closing of the Merger;

•	any law or interpretation of existing law is proposed which would require any significant change in the terms of the acquisition of Datakey by the Purchaser and SafeNet or would in any way limit the operation of Datakey by SafeNet after the closing of the Merger;

•	any events occur that are reasonably likely to have a material adverse effect on the business of Datakey except for effects resulting from (i) general business or economic conditions, (ii) conditions generally affecting the industry in which Datakey competes, or (iii) the taking of any action contemplated by the Merger Agreement (a “Material Adverse Effect”);

•	there is (i) any suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or NASDAQ, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation on the extension of credit by banks in the United States, (iv) the commencement of a war, armed hostilities or any other international or national calamity involving the United States or (v) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof (any of these, and any combination of them, shall be referred to herein as a “National Emergency”);

•	any person other than Purchaser or SafeNet, shall have acquired or entered into an agreement to acquire 50% or more of the then outstanding Shares, or (ii) the Board of Directors of Datakey shall have (A) withdrawn or modified, in a manner adverse to Purchaser or SafeNet, the Board’s recommendation of the Offer, the Merger or the Merger Agreement (including the actions taken by Datakey’s Board of Directors and Special Committee providing the Minnesota Anti-Takeover Approval, as described on Annex I hereto), (B) approved or recommended, or proposed publicly to approve or recommend, a Company Takeover Proposal (as defined in Section 13 — “The Merger Agreement and Other Agreements”), (C) caused Datakey to enter into any agreement relating to any Company Takeover Proposal, or (D) resolved to do any of the foregoing (a “Third Party Acquisition Event”);

•	the representations and warranties of Datakey set forth in the Merger Agreement shall not be true and correct in all material respects;

•	Datakey shall have failed to perform any obligation to be performed with by it under the Merger Agreement;

•	all material consents required from third parties (other than governmental authorities) in connection with the Merger or the Offer have not been obtained by Datakey and Purchaser has not waived this requirement;

•	the Merger Agreement shall have been terminated in accordance with its terms;

•	Purchaser and SafeNet shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

•	any one or more of the representations and warranties related to legal requirements applicable to the Offer and the Merger or the amendment of the Datakey’s Rights Plan to facilitate the Merger shall have been breached in any respect or are inaccurate in any respect; or

•	any non-competition or similar obligations of Datakey could reasonably be expected to prohibit or restrict SafeNet or any of SafeNet’s subsidiaries from developing, manufacturing, marketing or selling any of the current products of SafeNet or its subsidiaries or any products of SafeNet or its subsidiaries currently in design or development.

      The offer is subject to a number of other conditions. We can waive all conditions to the offer without Datakey’s consent. See Section 14 — “Certain Conditions of the Offer.”

How do I tender my shares?

      To tender shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal, to Wells Fargo Bank, N.A. the depositary for the Offer, not later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your nominee through Wells Fargo Bank, N.A. If you cannot deliver a required item to the depositary by the expiration of the tender offer, you may be able to obtain extra time to do so by having a broker, a bank or other fiduciary which is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the depositary within three business days. However, the depositary must receive the missing items within that three trading day period or your shares will not be validly tendered. See Section 3 — “Procedure for Tendering Shares.”

How do I withdraw previously tendered shares?

      To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Wells Fargo Bank, N.A., the depositary for the offer, while you still have the right to withdraw the shares. See Section 4 — “Withdrawal Rights.”

Until what time may I withdraw shares that I have tendered?

      You may withdraw shares at any time until the offer has expired. In addition, if we have not agreed to accept your shares for payment by November 19, 2004, you may withdraw them at any time after such time until we accept them for payment. This right to withdraw will not apply to any subsequent offering period. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”

What does the board of directors of Datakey think of the offer?

      Datakey’s board of directors unanimously determined that $0.65, net to the seller in cash, for each share of Datakey Common Stock (including the associated preferred stock purchase or other rights) and $2.50 per share, net to the seller in cash, for each share of Datakey Convertible Preferred Stock is fair to, and in the best interests of, you and Datakey. Datakey’s board of directors unanimously recommends that you accept the offer and tender your shares to us in the offer. See “Introduction” to this Offer to Purchase and Section 11 — “Background of the Offer.”

Have any Datakey stockholders agreed to tender their shares?

      Yes. All of the directors of Datakey, two significant shareholders, Norwest Equity Partners V, Perkins Capital Management, Inc., and Datakey officers Christopher A. Schwartzbauer, Timothy L. Russell and David A. Feste have each agreed to tender all shares of Common Stock and Convertible Preferred Stock held by them into the offer pursuant to the terms of a Stockholders Agreement, dated September 9, 2004, which they entered into with SafeNet and us. The Shares subject to that agreement represent approximately 23% of the number of Shares outstanding. Notwithstanding the foregoing, SafeNet does not plan to compel the tender of more than 19.9% of the outstanding capital stock of Datakey. See the “Introduction” to this Offer to Purchase and Section 13 — “The Merger Agreement and Other Agreements.”

If 90% of the shares are tendered and accepted for payment, will Datakey continue as a public company?

      If we merge with and into Datakey, SafeNet will own all of the outstanding capital stock of Datakey and Datakey no longer will be publicly owned. Even if the merger does not take place, if we purchase all of the tendered shares, there may be so few remaining stockholders and publicly held shares of Datakey that there may not be a public trading market for Datakey stock and Datakey may cease making filings with the SEC or otherwise being required to comply with the SEC rules relating to publicly held companies. See Section 7 — “Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations.”

Will the tender offer be followed by a merger if all Datakey shares are not tendered in the offer?

      If we accept for payment and pay for shares of Datakey, we intend to merge Purchaser with and into Datakey subject to the terms and conditions of the merger agreement and upon the vote of Datakey’s stockholders, if such vote is required. Datakey will be the surviving corporation in the merger and will become a wholly-owned subsidiary of SafeNet. In the merger, Datakey stockholders who did not tender their shares will receive $0.65 per share (or any higher price per share which is paid in our offer) of Common Stock and $2.50 per share (or any higher price per share which is paid in our offer) of Convertible Preferred Stock, in cash, without any interest thereon (subject to applicable withholding taxes). If shares tendered in the offer constitute more than 90% of the outstanding shares of each of Datakey’s Common Stock and Convertible Preferred Stock, we will be able to effect the merger without convening a meeting of stockholders. Pursuant to the Stockholders Agreement described above, all of the shares of Convertible Preferred Stock are required to be tendered into the offer. There are no dissenters’ rights available in connection with our offer, but stockholders who have not sold their shares in the offer would have dissenters’ rights available in connection with the merger under Minnesota law if those rights are perfected. See the “Introduction” to this Offer to Purchase.

If I decide not to tender, how will the offer affect my shares?

      If you do not tender your shares in the offer and the merger described above takes place, your shares will be cancelled. Unless you exercise dissenters’ rights under Minnesota law (see Section 12 — “Purpose of the Offer; Interest in Securities of Datakey; Other Matters”), you will receive the same amount of cash per share that you would have received had you tendered your shares in the offer. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares and that, in connection with the merger, you will have dissenters’ rights under Minnesota law if you take appropriate action to perfect these rights. If the merger does not take place after the offer closes, however, the number of stockholders and number of shares of Datakey stock which are still in the hands of the public may be so small that there no longer may be an active public trading market (or, possibly, any public trading market) for Datakey common stock. Also, as described above, Datakey may cease making filings with the SEC or otherwise being required to comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 7 — “Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations.”

What is the market value of my shares as of a recent date?

      On September 9, 2004, the last trading day before we announced the tender offer and the possible subsequent merger, the last sale price of Datakey Common Stock reported on the OTC Bulletin Board was $0.46 per share. On September 17, 2004, the closest practicable date prior to commencement of the Offer, the last reported sales price of Datakey Common Stock on the OTC Bulletin Board was $0.64 per share. We advise you to obtain a recent quotation for shares of Datakey Common Stock in deciding whether to tender your shares. There is no established trading market in Datakey’s Convertible Preferred Stock. See Section 6 — “Price Range of the Shares; Dividends on the Shares.”

Who can I talk to if I have questions about the tender offer?

      You may call Innisfree M & A Incorporated, the information agent for the offer, at (212) 750-5833. See the back cover of this Offer to Purchase for additional information on how to contact our information agent.

To the Holders of Common Stock and Convertible Preferred Stock of Datakey, Inc.:

INTRODUCTION

      Snowflake Acquisition Corp., a Minnesota corporation (the “Purchaser”) and a wholly-owned subsidiary of SafeNet, Inc., a Delaware corporation (“SafeNet”), hereby offers to purchase all issued and outstanding shares of Common Stock, par value $.05 per share, of Datakey, Inc., a Minnesota corporation (“Datakey”), including any associated preferred stock purchase or other rights issued pursuant to the Rights Agreement, dated as of October 26, 2001, between Datakey and Wells Fargo Bank Minnesota, N.A., as amended from time to time (together, the “Common Stock”), at a price of $0.65 per Share, net to the seller in cash, and all issued and outstanding shares of Convertible Preferred Stock, liquidation value $2.50 per share, of Datakey (the “Convertible Preferred Stock”) at a price of $2.50 per share, net to the seller in cash, each without interest thereon (and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Common Stock, together with the Preferred Stock, shall be referred to as the “Shares” and each share thereof a “Share.”

      The Purchaser is a corporation newly formed by SafeNet to effect the Offer and other transactions contemplated by the Merger Agreement (as defined below). SafeNet develops, markets, sells and supports hardware and software network security products and services that enable secure communications and data services. SafeNet’s products and services are used to create secure wide area networks and virtual private networks over the Internet to prevent security breaches that could result in unauthorized access to confidential data, invasion of privacy and financial loss. SafeNet’s security solutions allow its customers to lower the cost of deploying and managing secure, reliable wide area networks and enable the use of the Internet for secure business communications and transactions with customers, suppliers and employees. SafeNet’s common stock is traded on the Nasdaq National Market under the symbol “SFNT.” For additional information concerning SafeNet and the Purchaser, see Section 9 — “Certain Information Concerning SafeNet and the Purchaser.”

      The Offer is being made pursuant to an Agreement and Plan of Merger, dated September 9, 2004 (the “Merger Agreement”), by and among SafeNet, the Purchaser and Datakey. Pursuant to the Merger Agreement, as soon as practicable after the completion of the Offer and the satisfaction or waiver of all conditions to the Merger (as defined below), the Purchaser will be merged with and into Datakey with Datakey surviving the Merger as a wholly-owned subsidiary of SafeNet (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares owned by SafeNet, the Purchaser, or by stockholders, if any, who are entitled to and properly exercise dissenters’ rights under Minnesota law) will be converted into the right to receive $0.65 per share of Common Stock and $2.50 per share of Convertible Preferred Stock, net to the seller in cash, or any higher price per Share paid in the Offer (such price being referred to herein as the “Offer Price”), without interest thereon (and subject to applicable withholding taxes). Stockholders who exercise dissenters’ rights under Minnesota law will receive a judicially determined fair value for their Shares, which value could be more or less than the price per Share to be paid in the Merger. (See Section 12 — “Purpose of the Offer; Interest in Securities of Datakey; Other Matters.”)

      The Merger Agreement is more fully described in Section 13 — “The Merger Agreement and the Other Agreements.”

      Datakey has informed the Purchaser that, as of September 9, 2004, (1) 11,767,254 shares of Common Stock were issued and outstanding, (2) 150,000 shares of Convertible Preferred Stock were issued and outstanding, (3) no shares of Series B Preferred Stock were issued and outstanding, (4) no shares of undesignated capital stock were issued and outstanding, (5) 1,789,728 shares of Common Stock were reserved for issuance pursuant to outstanding Datakey options, (6) 6,593,823 shares of Common Stock were subject to issuance under Datakey warrants and (7) 83,876 shares of Common Stock were available for issuance in the purchase period ending December 31, 2004 under Datakey’s employee stock purchase plan. Based on the foregoing, and assuming that no Shares were issued after September 9, 2004, the Minimum Condition (as defined below) will be satisfied if at least 10,590,530 shares of Common Stock and all 150,000 shares of Convertible Preferred Stock are validly tendered and not withdrawn prior to the expiration of the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment the Shares tendered pursuant to the Offer, the Purchaser will be able to elect a majority of the members of Datakey’s board of directors and to effect the Merger without the affirmative vote of any other stockholder of Datakey. See Section 12 — “Purpose of the Offer; Interest in Securities of Datakey;” “Other Matters” and Section 13 — “The Merger Agreement and Other Agreements.”

      SafeNet and Datakey have also entered into a Secured Loan Purchase Agreement dated September 9, 2004 (the “Loan Agreement”), pursuant to which SafeNet agreed to loan approximately $2.2 million to Datakey to repay the principal and interest due on outstanding convertible promissory notes of Datakey. In connection with the loan, Datakey issued a promissory note to SafeNet bearing interest at a rate of 10% per annum (the “Note”). The entire outstanding principal balance of the Note and all accrued and unpaid interest thereon is due and payable on September 9, 2005.

      The Note cannot be prepaid prior to December 31, 2004 and Datakey’s obligations under the note are secured by all of the assets of Datakey pursuant to a general security agreement and an intellectual property security agreement by and between Datakey and SafeNet. If under certain circumstances Datakey enters into certain acquisition transactions with a party or parties other than SafeNet or its affiliates prior to the Note being paid in full, then SafeNet is entitled to receive an additional $500,000 payment in addition to the principal and interest due under the note.

      The Loan Agreement is more fully described in Section 13 — “The Merger Agreement and Other Agreements.”

      Norwest Equity Partners V, Perkins Capital Management, Inc., Christopher A. Schwartzbauer, Timothy L. Russell and David A. Feste (together the “Agreed Investors”) and each of the directors of Datakey (together with the Agreed Investors, the “Stockholders” and each, a “Stockholder”) have agreed to tender the shares of Common Stock and Convertible Preferred Stock held by them into the Offer pursuant to the terms of a Stockholders Agreement, dated September 9, 2004, which they entered into with the Purchaser and SafeNet (the “Stockholders Agreement”). The Stockholders Agreement provides for the tender into the Offer of all Shares held by the Stockholders which represent approximately 23% of the issued and outstanding Shares, including any Shares acquired after the date of the Stockholders Agreement, whether upon the exercise of warrants or options to acquire Shares or otherwise, into the Offer. Notwithstanding the foregoing, SafeNet does not plan to compel the tender of more than 19.9% of the outstanding capital stock of Datakey. The Stockholders Agreement is more fully described in Section 13 — “The Merger Agreement and Other Agreements.”

      Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by Wells Fargo Bank, N.A., which is acting as the Depositary (the “Depositary”), and Innisfree M & A, Incorporated, which is acting as the Information Agent (the “Information Agent”). See Section 16 — “Fees and Expenses.”

      The board of directors of Datakey unanimously determined that the consideration to be paid for each Share in the Offer and the Merger is fair to and in the best interests of Datakey and that the holders of the Shares and that the holders of the Shares should accept the Offer and tender their Shares to the Purchaser pursuant to the Offer. The board of directors of Datakey, by a unanimous vote, further determined that the Merger Agreement is advisable and that, following the Offer, Datakey’s stockholders should approve and adopt the Merger Agreement and each of the transactions contemplated thereby. The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer (A) that number of shares of Common Stock which, together with any shares of Common Stock then owned by SafeNet or the Purchaser (without giving effect to shares subject to the Purchaser Option or the Stockholders Agreement (each as described in Section 13 — “The Merger Agreement and Other Agreements”), represents greater than 90% of the shares of Common Stock outstanding and (B) that number of shares of Convertible Preferred Stock which, (without giving effect to Shares subject to the Purchaser Option or the Stockholders Agreement), represents 100% of the Convertible Preferred Stock outstanding (the “Minimum Condition”); (2) no court or other governmental authority entering or threatening any judgment, order, action, or decree that would require any significant change in the terms of the acquisition of Datakey by the Purchaser and SafeNet or would limit the operation of Datakey by Purchaser after the closing of the Merger; (3) no law or interpretation of existing law being proposed which would require any significant change in the terms of the acquisition of Datakey by the Purchaser and SafeNet or would in any way limit the operation of Datakey by SafeNet after the closing of the Merger; (4) there being no Material Adverse Effect; (5) there being no occurrence of a National Emergency; (6) there being no Third Party Acquisition Event; (6) the representations and warranties of Datakey in the Merger Agreement being true and correct in all material respects as of September 9, 2004 and being true and correct in all material respects as of the expiration of the Offer; (6) Datakey not having breached or failed to perform or to comply with any of its material agreements, obligations or covenants in the Merger Agreement; (7) all material consents required from third parties (other than governmental authorities) in connection with the Merger or the Offer having been obtained by Datakey; or (8) no non-competition or similar obligations of Datakey being reasonably expected to prohibit or restrict SafeNet or any of SafeNet’s subsidiaries from developing, manufacturing, marketing or selling any of the current products of SafeNet or its subsidiaries or any products of SafeNet or its subsidiaries currently in design or development.

      Manchester Financial Group, LLC (“Manchester”), Datakey’s financial advisor, has delivered to Datakey’s board of directors its written opinion, dated September 9, 2004, to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the $0.65 per share of Common Stock in cash to be received by the holders of shares of Common Stock in the Offer (or, as the case may be, the Merger) is fair from a financial point of view to such holders. The full text of Manchester’s opinion is set forth as Exhibit (a)(3) to Datakey’s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to stockholders of Datakey with this Offer to Purchase. Stockholders are urged to read each of the Schedule 14D-9 and such opinion carefully in its entirety.

      Consummation of the Merger is subject to a number of conditions, including the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares (including the Convertible Preferred Stock voting on an as-converted basis), if required by applicable law in order to consummate the Merger. Each share of Convertible Preferred Stock is entitled to one vote for every share of Common Stock into which it is convertible. See Section 15 — “Certain Legal Matters.” If the Purchaser acquires at least 90% of the outstanding shares of each of the Common Stock and Convertible Preferred Stock (the Minimum Condition requires the Purchaser to obtain greater than 90% of the Common Stock and 100% of the Convertible Preferred Stock), the Purchaser will be able to merge with and into Datakey pursuant to the “short-form” merger provisions of the Minnesota Business Corporation Act (“MBCA”) without prior notice to, or any action by, any other stockholder of Datakey (See Section 12 — “Purpose of the Offer; Interest in Securities of Datakey; Other Matters”). In order to facilitate a short-form merger following completion of the Offer, the Purchaser and SafeNet entered into a Stock Option Agreement, dated September 9, 2004, with Datakey, pursuant to which Datakey granted the Purchaser an irrevocable option (the “Purchaser Option”) to purchase for the Offer Price, shares of Common Stock and/or Convertible Preferred Stock, in such relative amounts as determined by the Purchaser in its discretion up to such number of shares which, upon exercise, would result in Purchaser owning in excess of ninety (90%) of the then-outstanding shares of Common Stock and Convertible Preferred Stock on as-converted basis (collectively, the “Optioned Shares”). The exercise of the Purchaser Option for Common Stock is conditioned upon the Purchaser and SafeNet owning in the aggregate, immediately following such exercise, at least 90% of the outstanding shares of Common Stock and Convertible Preferred Stock. The exercise of the Purchaser Option for Convertible Preferred Stock is conditioned upon the Purchaser and SafeNet owning in the aggregate, immediately following such exercise, at least 90% of the outstanding Shares of Convertible Preferred Stock. See Section 13 — “The Merger Agreement and Other Agreements.” SafeNet, the Purchaser and Datakey have agreed in the Merger Agreement to make reasonable best efforts to cause the Merger to become effective as soon as practicable after the acceptance and payment for Shares by the Purchaser pursuant to the Offer. See Section 13 — “The Merger Agreement and Other Agreements.”

      Certain U.S. federal tax consequences of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

      THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer

      Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay $0.65 per share of Common Stock and $2.50 per share of Convertible Preferred Stock, net to the seller in cash, without interest thereon (subject to applicable withholding taxes), for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Tuesday, October 19, 2004 (such date and time, the “Initial Expiration Date”), unless and until, in accordance with the terms of the Merger Agreement, the Purchaser extends the period of time for which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended by the Purchaser, expires.

      The Purchaser may, without the consent of Datakey, extend the Offer, and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary if:

•	any of the conditions to the Purchaser’s obligation to purchase Shares in the Offer are not satisfied or waived, in which case the extension must be limited to a time period reasonably necessary to permit such condition or conditions to be satisfied;

•	any rule, regulation or interpretation of the United States Securities and Exchange Commission (“SEC”) or the staff thereof applicable to the Offer requires that the Offer be extended;

•	Purchaser increases the Offer Price, in which case the Offer may be extended to the extent required by law in connection with such increase.

      Subject to the terms of the Merger Agreement, the Purchaser may also extend the Offer with Datakey’s prior written consent, authorized by Datakey’s board of directors or a duly authorized committee of Datakey’s board of directors.

      If at the Expiration Date all of the conditions to the Offer have been satisfied or waived, the Purchaser may elect to provide a subsequent offering period of three to twenty business days (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Exchange Act. A Subsequent Offering Period would be an additional period of time following the expiration of the Offer during which stockholders may tender Shares not tendered in the Offer and receive the same per share amount paid in the Offer. During a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered and tendering stockholders will not have withdrawal rights. The Purchaser cannot elect to provide a Subsequent Offering Period unless the Purchaser announces the results of the Offer no later than 9:00 a.m. New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period. The Purchaser does not currently intend to provide a Subsequent Offering Period, although it reserves the right to do so in its own discretion.

      Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

      The Purchaser may, at any time and from time to time prior to the expiration of the Offer, waive any condition to the Offer, or modify the terms of the Offer, by giving oral or written notice of such waiver or modification to the Depositary, except that, without the consent of Datakey, the Purchaser may not:

•	reduce the price per Share to be paid in the Offer;

•	change the form of consideration payable in the Offer;

•	decrease the number of Shares sought in the Offer;

•	impose additional conditions to the Offer or amend any existing conditions of the Offer in any manner adverse to the holders of the Shares; or

•	extend the Offer other than described in this Section 1 of this Offer to Purchase.

      The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the other conditions set forth in Section 14 — “Certain Conditions of the Offer.” If by 12:00 midnight, New York City time, on Tuesday, October 19, 2004 (or any date or time then set as the Expiration Date) any or all of the conditions to the Offer have not been satisfied or waived (where permitted), the Purchaser, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, may:

•	terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•	waive any of the unsatisfied conditions, to the extent permitted by applicable law, and subject to complying with applicable rules and regulations of the SEC and its staff applicable to the Offer, accept for payment and pay for all Shares validly tendered and not withdrawn prior to the Expiration Date;

•	except as set forth above, extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

•	except as set forth above, amend the Offer.

      If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its purchase of or payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights.” However, the ability of the Purchaser to delay the payment for Shares which the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer. Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the obligation of the Purchaser under such Rule or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release.

      If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the SEC’s view, an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and that, if material changes are made, a minimum of ten business days may be required to allow adequate dissemination and investor response. The requirement to extend an offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled expiration date equals or exceeds the minimum extension period that would be required because of such amendment. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1 under the Exchange Act.

      As described above, the Purchaser may, subject to certain conditions, elect to provide a Subsequent Offering Period. In a public release, the SEC has expressed the view that the inclusion of a Subsequent Offering Period would constitute a material change to the terms of the Offer requiring the Purchaser to disseminate new information to stockholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date (generally five business days). The SEC, however, has recently stated that such advance notice may not be required under certain circumstances. In the event the Purchaser elects to include a Subsequent Offering Period, it will notify stockholders of Datakey consistent with the requirements of the SEC.

      Datakey has agreed to provide the Purchaser with Datakey’s stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by the Purchaser to record holders of Shares and will be furnished by the Purchaser to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1 of this Offer to Purchase, the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 4 — “Withdrawal Rights” promptly after the Expiration Date. If the Purchaser includes a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4 — “Withdrawal Rights.” See Section 15 — “Certain Legal Matters.”

      In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for such Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees; or

•	in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 3 — “Procedure for Tendering Shares,” a Book-Entry Confirmation and either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3 — “Procedure for Tendering Shares;” and

•	any other required documents.

      For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment.

      If any tendered Shares are not accepted for payment pursuant to the terms and conditions the Offer for any reason, certificates representing such unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 — “Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

      The Purchaser reserves the right to transfer or assign, in whole or in part, to SafeNet or to any affiliate of SafeNet, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedure for Tendering Shares

      Valid Tender. A stockholder must follow one of the following procedures to validly tender Shares pursuant to the Offer:

•	for Shares held as physical certificates (“Share Certificates”), the certificates for tendered Shares, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date (unless such tender is made during a Subsequent Offering Period, if one was provided);

•	for Shares held in book-entry form, either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered pursuant to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date (unless such tender is made during a Subsequent Offering Period, if one was provided); or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” prior to the Expiration Date.

      The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

      Book-Entry Transfer. The Depositary will establish an account or accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to a Subsequent Offering Period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedures described below for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into a Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

      The term “Agent’s Message” means a message, transmitted through electronic means by a Book-Entry Transfer Facility, in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary, to and received by the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term “Agent’s Message” shall also include any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures except that the required documents and certificates must be received during the Subsequent Offering Period.

      The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

      Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (1) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (2) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program, (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the Share certificate, with the signature(s) on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

      Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder’s tender may be effected if all the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

•	the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the National Association of Security Dealers Automated Quotation System, Inc. (the “NASDAQ”) is open for business.

      The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if such notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf such notice is given that such participant has received and agrees to become bound by the form of such notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by the Purchaser.

      Other Requirements. Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (1) Share certificates (or a timely Book-Entry Confirmation), (2) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal) and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment.

      Appointment as Proxy. By executing the Letter of Transmittal (or a facsimile thereof) (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any regular, special or adjourned meeting of Datakey’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares for any meeting of Datakey stockholders.

      Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or facsimile thereof), Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by the Purchaser, in its sole discretion, whose determination shall be final and binding. The Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and the Purchaser’s interpretation of the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including without limitation the determination of whether any tender is complete and proper) shall be final and binding. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, SafeNet, the Depositary, the Information Agent, Datakey or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

      Backup Withholding. In order to avoid “backup withholding” of U.S. federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on a Substitute Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 28%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain stockholders (including, among others, all corporations) are not subject to backup withholding. Noncorporate foreign stockholders should complete and sign the main signature form included as part of the Letter of Transmittal and an appropriate Form W-8 (instead of a Form W-9) a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 8 to the Letter of Transmittal.

4.	Withdrawal Rights

      Except as provided in this Section 4, or as provided by applicable laws, tenders of Shares are irrevocable.

      Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after November 19, 2004.

      For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered properly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 — “Procedure for Tendering Shares” any time prior to the Expiration Date.

      No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period under Rule 14d-11 of the Exchange Act.

      All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, SafeNet, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

      The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.	Certain United States Federal Income Tax Consequences

      The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to holders of Shares whose Shares are, respectively, sold pursuant to the Offer or converted into the right to receive cash in the Merger. This discussion is for general information purposes only and does not address all aspects of United States federal income taxation that may be relevant to particular holders of Shares in light of their specific investment or tax circumstances. The tax consequences to any particular stockholder may differ depending on that stockholder’s own circumstances and tax position. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion applies only to holders who hold Shares as “capital assets” within the meaning of section 1221 of the Code, and does not apply to holders who acquired their Shares pursuant to the exercise of employee stock options or otherwise as compensation. In addition, this discussion does not apply to certain types of holders subject to special tax rules including, but not limited to, non-U.S. persons, insurance companies, tax-exempt organizations, financial institutions, brokers or dealers, holders who perfect their Dissenters’ rights, if any, or persons who held their Shares as a part of a straddle, hedge, conversion, or other integrated investment. The tax consequences of the Offer and the Merger to holders who hold their shares through a partnership or other pass-through entity generally will depend upon such holder’s status for United States federal income tax purposes.

      Each holder is urged to consult such holder’s tax advisor regarding the specific United States federal, state, local and foreign income and other tax consequences of the Offer and the Merger in light of such holder’s specific tax situation.

      The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under state, local, or foreign tax laws. In general, a holder who receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s tax basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same time and price) exchanged pursuant to the Offer or the Merger. Such gain or loss will generally be capital gain or loss and generally will be long-term capital gain or loss if such Shares have been held for more than one year at the time of disposition. Tendering noncorporate stockholders generally will be eligible for a maximum U.S. federal income tax rate of 15% of any long-term gains. Any claim of a deduction in respect of a capital loss is subject to limitations.

      A stockholder (other than certain exempt stockholders including, among others, all corporations and certain foreign individuals) that tenders Shares may be subject to backup withholding at a rate equal to the fourth lowest rate applicable to ordinary income of unmarried individuals (under current law, the backup withholding rate is 28%) unless the stockholder provides its TIN and certifies under penalties of perjury that such TIN is correct (or properly certifies that it is awaiting a TIN) and certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, the amount of any backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a stockholder can claim a refund by filing a U.S. federal income tax return. A stockholder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding may be subject to a penalty imposed by the IRS. See “Backup Withholding” under Section 3 — “Procedure for Tendering Shares.” Each stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding.

6.     Price Range of the Shares; Dividends on the Shares

      The Common Stock has been traded through the OTC Bulletin Board under the symbol “DKEY.BB” since November 13, 2003. The following table sets forth, for each of the periods indicated, the high and low reported sales price per share of Common Stock on the OTC Bulletin Board based on published financial sources.

	High	Low

Year Ended December 31, 2002
First Quarter	$6.99	$3.65
Second Quarter	$5.05	$2.50
Third Quarter	$3.60	$2.01
Fourth Quarter	$2.50	$1.35
Year Ended December 31, 2003
First Quarter	$2.01	$0.67
Second Quarter	$1.63	$0.56
Third Quarter	$1.30	$0.56
Fourth Quarter	$1.39	$0.55
Year Ended December 31, 2004
First Quarter	$0.89	$0.61
Second Quarter	$0.87	$0.64
Third Quarter (through September 14, 2004)	$0.67	$0.32

      On September 9, 2004, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the last reported sales price of the Common Stock on the OTC Bulletin Board was $0.46 per share. On September 17, 2004, the most recent practicable trading day prior to the commencement of the Offer, the last reported sales price of the Common Stock on the OTC Bulletin Board was $0.64 per share. Stockholders are urged to obtain a current market quotation for the Common Stock.

      No established trading market exists or has existed for the Convertible Preferred Stock.

      The Purchaser has been advised by Datakey that Datakey has not declared or paid any cash dividends during any of the periods indicated in the above table and that it does not intend to declare or pay any cash dividends in the foreseeable future.

      Further, the Merger Agreement provides that, without the prior written consent of SafeNet, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the Effective Time, Datakey may not declare, pay, or set aside, any dividends on or make any other distributions in respect of any of its capital stock.

7.	Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations

      Market for the Shares. The Purchaser’s purchase of Shares pursuant to the Offer will reduce the number of holders of Common Stock and Convertible Preferred Stock. Purchaser’s purchase of Shares in the Offer will also reduce the number of shares of Common Stock that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares of Common Stock held by the public. Shares of Convertible Preferred Stock are held by only Norwest Equity Partners V. No established trading market exists or has existed for shares of Convertible Preferred Stock.

      OTC Bulletin Board Quotation. Depending upon the number of shares of Common Stock purchased pursuant to the Offer, the Common Stock may no longer be quoted on the OTC Bulletin Board. As a result of the purchase of shares of Common Stock pursuant to the Offer, there may be so few shares of Common Stock held by anyone other than Purchaser or SafeNet that no market maker will quote Datakey shares and trading of Datakey on the OTC Bulletin Board will be discontinued.

      Exchange Act Registration. The Common Stock is currently registered under the Exchange Act. Such registration may be terminated upon application of Datakey to the SEC if the Common Stock is neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Common Stock under the Exchange Act, assuming there are no other securities of Datakey subject to registration, would substantially reduce the information required to be furnished by Datakey to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Datakey, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) or 14(c) in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders. Furthermore, the ability of “affiliates” of Datakey and persons holding “restricted securities” of Datakey to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended (the “Securities Act”), may be impaired or eliminated. The Purchaser intends to seek to cause Datakey to apply for termination of registration of the Common Stock under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

      Margin Regulations. The shares of Common Stock currently are “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of shares of Common Stock. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, shares of Common Stock would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning Datakey

      Datakey is a Minnesota corporation with its principal executive office at 407 West Travelers Trail, Minneapolis, Minnesota 55337. The telephone number of Datakey at such office is (952) 890-6850. According to its Quarterly Report for the quarterly period ended June 30, 2004 on Form 10-QSB, Datakey develops and markets software products that are designed to simplify and strengthen user authentication for the information security market. Datakey also distributes smart cards, tokens and readers for use with its line of access and identity software solutions.

      Selected Financial Information. Consolidated financial information with respect to Datakey, can be found in Datakey’s Annual Report on Form 10-KSB for the year ended 2003 and its Quarterly Report on Form 10-QSB for the three-month periods ended March 31, 2004 and June 30, 2004, each as filed with the SEC pursuant to the Exchange Act. More comprehensive financial information is included in such report and in other documents filed by Datakey with the SEC. These filings are available at the SEC as provided below.

      Available Information. Datakey is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Datakey’s directors and officers, their remuneration, options granted to them, the principal holders of Datakey’s securities and any material interests of such persons in transactions with Datakey is required to be disclosed in proxy statements distributed to Datakey’s stockholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information are obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to Datakey that have been filed via the EDGAR System.

9.	Certain Information Concerning SafeNet and the Purchaser

      SafeNet and the Purchaser. SafeNet is a Delaware corporation. SafeNet develops, markets, sells and supports hardware and software network security products and services that enable secure communications and data services. SafeNet’s products and services are used to create secure wide area networks and virtual private networks over the Internet to prevent security breaches that could result in unauthorized access to confidential data, invasion of privacy and financial loss. SafeNet’s security solutions allow its customers to lower the cost of deploying and managing secure, reliable wide area networks and enable the use of the Internet for secure business communications and transactions with customers, suppliers and employees. SafeNet’s principal executive offices are located at 4690 Millennium Drive, Belcamp, Maryland 21017, and its telephone number at that address is (443) 327-1200.

      The Purchaser is a Minnesota corporation which was recently formed at the direction of SafeNet for the purpose of effecting the Offer and the Merger. SafeNet owns all of the outstanding capital stock of the Purchaser. Until immediately prior to the time the Purchaser purchases Shares pursuant to the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any activities other than those incident to the Offer and the Merger. The Purchaser’s principal executive offices are located at 4690 Millennium Drive, Belcamp, Maryland 21017, and its telephone number at that address is (443) 327-1200.

      The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and SafeNet are set forth in Schedule I hereto.

      None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding.

      Pursuant to the Stockholders Agreement and the Purchaser Option, SafeNet and the Purchaser may be deemed to beneficially own approximately 23% of the total outstanding Shares on a fully diluted, as converted basis, assuming the conversion of the Convertible Preferred Stock subject to the Stockholders Agreement. See Section 13 — “The Merger Agreement and Other Agreements.”

      Available Information. Pursuant to Rule 14d-3 under the Exchange Act, SafeNet and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO.

      Additionally, SafeNet is subject to the information and reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning SafeNet’s business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of SafeNet’s securities, any material interests of such persons in transactions with SafeNet and certain other matters is required to be disclosed in proxy statements and annual reports distributed to SafeNet’s stockholders and filed with the SEC. The Schedule TO and the exhibits thereto, as well as these other reports, proxy statements and other information, may be inspected at the SEC’s public reference library at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information are obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to SafeNet that have been filed via the EDGAR System.

10.     Source and Amount of Funds

      The Offer is not conditioned upon any financing arrangements. SafeNet and Purchaser estimate that the total amount of funds required to consummate the Offer and the Merger will be approximately $8.0 million, not including related fees and expenses. SafeNet has available to it sufficient funds to close the Offer and the Merger, and will cause the Purchaser to have sufficient funds available to close the Offer and the Merger.

      Because the only consideration in the Offer and Merger is cash and the Offer is to purchase all outstanding Shares, and in view of the absence of a financing condition and the amount of consideration payable in relation to the financial capacity of SafeNet and its affiliates, the Purchaser believes the financial condition of SafeNet and its affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

11.	Background of the Offer

      SafeNet continually explores and conducts internal discussions with regard to acquisitions and other strategic corporate transactions that are consistent with its corporate strategies.

      On July 14, 2004, Shelley Harrison of SafeNet made a telephone call to Tim Russell of Datakey to inquire about Datakey’s products and technologies. Mr. Harrison was evaluating various products and technologies to assess compatibility with SafeNet’s strategic direction and product plans.

      On July 27, 2004 at SafeNet Headquarters in Belcamp, Maryland Anthony Caputo, Shelley Harrison, and Kevin Hicks of SafeNet met with Tim Russell, Dave Feste, and Chris Schwartzbauer of Datakey to discuss business synergies between SafeNet and Datakey and to consider the terms of a potential acquisition transaction. The prospect of a loan by SafeNet to Datakey was also discussed. Mr. Caputo was present by telephone.

      On August 19, 2004 at Datakey headquarters in Minneapolis, Minnesota, Anthony Caputo and Shelley Harrison of SafeNet and Tim Russell, Dave Feste and Chris Schwartzbauer of Datakey met to further analyze the value of combining Datakey with SafeNet and to generally discuss business terms of an acquisition and terms of a loan by SafeNet to Datakey.

      On August 24, 2004 at the Omni Ambassador Hotel in Chicago, Anthony Caputo and Ken Mueller of SafeNet and Tim Russell and Dave Feste of Datakey met to negotiate terms of a possible acquisition of Datakey by SafeNet. The terms of a loan by SafeNet to Datakey were also discussed.

      On September 7, 2004, at SafeNet’s Headquarters in Belcamp, Maryland, Carole Argo and Phil Saunders of SafeNet and Tim Russell and Chris Schwartzbauer of Datakey met to review management and staffing of Datakey were it to be acquired by SafeNet.

      Between September 7, 2004, and September 9, 2004, attorneys and representatives of SafeNet and Datakey met to negotiate the terms of a definitive Agreement and Plan of Merger, Stock Option Agreement, and Secured Loan Agreement.

      After the close of financial markets on the afternoon of September 9, 2004, SafeNet and Datakey finalized and executed the definitive Merger Agreement, the Stock Option Agreement, and the Secured Loan Agreement. At the same time, certain stockholders of Datakey signed the Stockholders Agreements. A joint press release announcing the transaction was issued immediately after the signing of the definitive Merger Agreement.

12.	Purpose of the Offer; Interest in Securities of Datakey; Other Matters

      Purpose of the Offer. The purpose of the Offer is to enable SafeNet to acquire control of, and the entire equity interest in, Datakey. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected. The purpose of the Merger is to acquire all outstanding Shares not purchased pursuant to the Offer. The transaction structure includes the Merger in order to ensure the acquisition by SafeNet of all the outstanding Shares.

      If the Merger is consummated, SafeNet’s common equity interest in Datakey would increase to 100% and SafeNet would be entitled to all the benefits resulting from that interest. These benefits include complete management with regard to the future conduct of Datakey’s business and any increase in its value. Similarly, SafeNet will also bear the risk of any losses incurred in the operation of Datakey and any decrease in the value of Datakey.

      Datakey stockholders who sell their Shares in the Offer will cease to have any equity interest in Datakey and to participate in any future growth. If the Merger is consummated, the stockholders of Datakey will no longer have an equity interest in Datakey and instead will have only the right to receive cash consideration pursuant to the Merger Agreement. See Section 13 — “The Merger Agreement and Other Agreements.” Similarly, the stockholders of Datakey will not bear the risk of any decrease in the value of Datakey after selling their Shares in the Offer or the subsequent Merger.

      Plans for Datakey. Except as disclosed in this Offer to Purchase, neither SafeNet nor the Purchaser has any present plan or proposal (1) to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Datakey or (2) for the sale or transfer of a material amount of assets of Datakey (3) to make any material change in the present dividend rate or policy, or indebtedness or capitalization of Datakey; (4) to change the present board of directors or management of Datakey, (5) to make any other material change in Datakey’s corporate structure or business; or (6) for any person to acquire additional securities of Datakey, or to dispose of securities of the Datakey. After the purchase of the Shares by the Purchaser pursuant to the Offer, SafeNet may appoint its representatives to the board of directors of Datakey in proportion to its ownership of the outstanding Shares, as described below under the caption “Datakey’s Board of Directors” in Section 13 — “The Merger Agreement and Other Agreements.” Following completion of the Offer and the Merger, SafeNet intends to operate Datakey as a subsidiary of SafeNet under the direction of SafeNet’s management. SafeNet will continue to evaluate and review Datakey and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view toward determining how optimally to realize any potential benefits which arise from the rationalization of the operations of Datakey with those of the other business units and subsidiaries of SafeNet. Such evaluation and review is ongoing and is not expected to be completed until after the consummation of the Offer and Merger. If, as and to the extent that SafeNet acquires control of Datakey, SafeNet will complete such evaluation and review of Datakey and will determine what, if any, changes would be desirable in light of the circumstances and the strategic business portfolio which then exist. Such changes could include, among other things, restructuring Datakey through changes in Datakey’s business, corporate structure, certificate of incorporation, by-laws, capitalization or management or could involve consolidating and streamlining certain operations and reorganizing other businesses and operations. Accordingly, SafeNet and the Purchaser reserve the right to change their plans and intentions at any time, as they deem appropriate.

      SafeNet, Purchaser or an affiliate of SafeNet may, following the consummation or termination of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as they will determine, which may be more of less than the price paid in the Offer.

      Interest in Securities of Datakey. Pursuant to the Loan Agreement, SafeNet agreed to loan approximately $2.2 million to Datakey. In connection with the loan, Datakey issued a promissory note to SafeNet bearing interest at a rate of 10% per annum, which may be defined as a security under federal securities law. The entire outstanding principal balance of the promissory note and all accrued and unpaid interest thereon is due and payable on September 9, 2005. The promissory note cannot be prepaid prior to December 31, 2004 and Datakey’s obligations under the note are secured by all of the assets of Datakey pursuant to a general security agreement and an intellectual property security agreement by and between Datakey and SafeNet. If under certain circumstance Datakey enters into certain acquisition transactions with a party or parties other than SafeNet or its affiliates prior to the note being paid in full, then SafeNet is entitled to receive an additional $500,000 payment in addition to the principal and interest due under the promissory note.

      Stockholder Approval. Under the MBCA and Datakey’s articles of incorporation, the approval of the Datakey board of directors and the affirmative vote of the holders of a majority of the outstanding shares of Common Stock and 90% of the outstanding Convertible Preferred Stock is required to adopt and approve the Merger Agreement and the Merger. Datakey has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Datakey and the consummation by Datakey of the transactions contemplated by the Merger Agreement have been duly authorized by all necessary corporate action on the part of Datakey, subject to the approval of the Merger by Datakey’s stockholders if required in accordance with the MBCA. In addition, Datakey has represented that the affirmative vote of the holders of a majority of the outstanding shares of Common Stock and 90% of the outstanding shares of Convertible Preferred Stock is the only vote of the holders of any class or series of Datakey’s capital stock necessary to approve the Merger, and no vote of any class or series of Datakey’s capital stock is necessary to approve any of the transactions contemplated by the Merger Agreement other than the Merger. Therefore, unless the Merger is consummated pursuant to the Short-Form Merger (as defined below) provisions under the MBCA described below (in which case no further corporate action by the Datakey stockholders will be required to complete the Merger), the only remaining required corporate action of Datakey will be the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock and 90% of the outstanding shares of Convertible Preferred Stock. Datakey has agreed to duly call, give notice of, convene and hold a special meeting of its stockholders to consider and take action upon the approval and adoption of the Merger Agreement and the approval of the Merger as soon as reasonably practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement. SafeNet has agreed to use its reasonable best efforts to consummate the Merger. In the event that SafeNet, Purchaser and SafeNet’s other subsidiaries and affiliates acquire in the aggregate at least a majority of the outstanding shares of Common Stock and at least 90% of the outstanding shares of Convertible Preferred Stock (which would be the case if the Minimum Condition is satisfied and the Purchaser were to accept for payment Shares tendered in the Offer), they would have the ability to effect the Merger without the affirmative votes of any other Datakey stockholders.

      Short-Form Merger. Section 302A.621 of the MBCA provides that, if a corporation owns at least 90% of the outstanding shares of each class of another corporation, the corporation holding such stock may merge itself into such corporation without any action or vote on the part of the board of directors or the stockholders of such other corporation (such merger, a “Short-Form Merger”). In the event that SafeNet, the Purchaser and any other subsidiaries of SafeNet acquire in the aggregate at least 90% of the outstanding shares of Common Stock and at least 90% of the outstanding shares of Convertible Preferred Stock, pursuant to the Offer or otherwise, then, at the election of SafeNet, a Short-Form Merger could be effected without any approval of the Datakey board of directors or the stockholders of Datakey, subject to compliance with the provisions of Section 302A.621 of the MBCA. Even if SafeNet and the Purchaser do not own 90% of the outstanding shares of Common Stock and at least 90% of the outstanding shares of Convertible Preferred Stock following consummation of the Offer, SafeNet and the Purchaser could exercise the Purchaser Option described in Section 13 — “The Merger Agreement and Other Agreements” or seek to purchase additional shares in the open market or otherwise in order to reach the 90% threshold and employ a Short-Form Merger. The parties have agreed that the per-share cash consideration paid for any Shares acquired under the Purchaser Option would be $0.65 per Share of Common Stock and $2.50 per share of Convertible Preferred Stock. SafeNet presently intends to effect a Short-Form Merger if permitted to do so under the MBCA.

      Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning Datakey and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

      Dissenters’ Rights. Holders of the Shares do not have dissenters’ rights in connection with the Offer. However, if the Merger (including a Short-Form Merger) is consummated, holders of the Shares at the Effective Time will have certain rights pursuant to the provisions of Section 302A.471 and 302A.473 of the MBCA, including the right to dissent and to receive payment in cash of the fair value of their Shares. Dissenting Datakey stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares and to receive payment of such statutory value in cash, together with a fair rate of interest thereon. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

      THE FOREGOING SUMMARY OF THE DISSENTERS’ RIGHTS UNDER THE MBCA DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY DISSENTERS’ RIGHTS AVAILABLE UNDER THE MBCA. THE PRESERVATION AND EXERCISE OF DISSENTERS’ RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE MBCA. IF A SHAREHOLDER WITHDRAWS OR LOSES HIS RIGHT TO DISSENTERS’ RIGHTS, SUCH HOLDER’S SHARES WILL BE AUTOMATICALLY CON-

VERTED INTO, AND REPRESENT ONLY THE RIGHT TO RECEIVE, THE MERGER CONSIDERATION, WITHOUT INTEREST. SEE ANNEX II FOR THE COMPLETE TEXT OF THE MBCA’S DISSENTERS’ RIGHTS PROVISIONS.

13.	The Merger Agreement and Other Agreements

Merger Agreement

      The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is incorporated herein by reference. A copy of the Merger Agreement has been filed by SafeNet and the Purchaser, pursuant to Rule 14d-3 under the Exchange Act, as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO (together with any amendments, supplements, schedules, annexes and exhibits thereto, the “Schedule TO”). The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9 — “Certain Information Concerning SafeNet and Purchaser.” Stockholders and other interested parties should read the Merger Agreement in its entirety for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Merger Agreement.

      The Offer. The Merger Agreement provides for the making of the Offer. The terms of the Offer are described in Section 1 — “Terms of the Offer.” The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions described in Section 14 — “Certain Conditions of the Offer.”

      The Merger. The Merger Agreement provides that, following the consummation of the Offer, subject to the terms and conditions thereof, at the effective time of the Merger:

•	the Purchaser will be merged with and into Datakey and, as a result of the Merger, the separate corporate existence of the Purchaser will cease;

•	Datakey will be the successor or surviving corporation (sometimes referred to as the “Surviving Corporation”) in the Merger and will continue to be governed by the laws of the State of Minnesota;

•	the separate corporate existence of Datakey, with all its rights, privileges, immunities, powers and franchises, will continue unaffected by the Merger; and

•	Datakey will succeed to and assume all the rights and obligations of the Purchaser.

      The respective obligations of SafeNet and the Purchaser, on the one hand, and Datakey, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the closing of the merger of each of the following conditions:

•	the Merger Agreement will have been approved and adopted by the requisite vote of the holders of the Shares, to the extent required by Datakey’s articles of incorporation and the MBCA, in order to consummate the Merger;

•	no law will have been enacted or promulgated by any United States or other governmental entity which prohibits the consummation of the Merger, and there will be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the Merger; and

•	the Purchaser will have purchased, or caused to be purchased, the Shares pursuant to the Offer, unless its failure to purchase the Shares is a result of a breach of its obligation to accept for payment or pay for Shares validly tendered pursuant to the Offer in violation of the terms of the Offer or the Merger Agreement.

      At the effective time of the Merger each issued and outstanding share of Purchaser common stock will be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation. Each Share that is owned by Datakey as treasury stock and each Share owned by SafeNet, the Purchaser or any other wholly-owned subsidiary of SafeNet will be automatically cancelled and no consideration will be delivered in exchange therefor, and each issued and outstanding Share will be converted into $0.65 per Share, without interest (and subject to applicable withholding taxes). From and after the effective time of the Merger, none of the Shares will be outstanding and will automatically be cancelled, and each holder of a certificate representing any Shares will cease to have any rights with respect thereto, except the right to receive $0.65 therefor, without interest thereon (and subject to applicable withholding taxes) upon the surrender of such certificate.

      Datakey Option Plans. Except as provided below with respect to (i) Datakey’s 1999 Employee Stock Purchase Plan (the “Datakey ESPP”), (ii) options with exercise prices exceeding $0.82, and (iii) options with exercises prices below the price per share paid in the Offer, at the effective time of the Merger, each outstanding stock option (a “Datakey Option” or “Datakey Options”) granted under Datakey’s 1987 Stock Option Plan, 1997 Stock Option Plan and 1994 Consultant Plan (collectively, the “Datakey Option Plans”) or otherwise will (without any action on the part of the holder) automatically be converted into an option to purchase SafeNet common stock, par value $.01 per share (“SafeNet Common Stock”) having the same terms and conditions as Datakey Options (including such terms and conditions as may be incorporated by reference into the agreements evidencing the Datakey Options pursuant to the plans or arrangements pursuant to which such Datakey Options were granted) except as follows: as of the effective time of the Merger, each converted Datakey Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of SafeNet Common Stock equal to the product of the number of shares of Common Stock that were issuable upon exercise of the Datakey Option immediately prior to the effective time of the Merger multiplied by the Option Exchange Ratio (defined below), rounded to the nearest whole number, and the per share exercise price for the shares of SafeNet Common Stock issuable upon exercise of such Datakey Option so converted will be equal to the quotient determined by dividing the exercise price per share of Common Stock at which such Datakey Option was exercisable immediately prior to the effective time of the Merger by the Option Exchange Ratio, rounded to the nearest whole cent. “Option Exchange Ratio” means the quotient determined by dividing the price per Share paid in the Offer by the average closing prices of SafeNet Common Stock on the Nasdaq National Market for the five business day period ending two days prior the effective time of the Merger. Notwithstanding the foregoing, the conversion of any Datakey Options which are “incentive stock options,” within the meaning of Section 422 of the Code, into options to purchase SafeNet Common stock will be made so as not to constitute a “modification” of such Datakey Options within the meaning of Section 424 of the U.S. Internal Revenue Code.

      As of the effective time of the Merger, except as provided above, all rights under any provision of the Datakey Option Plans and any other plan, program, agreement or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Datakey or any subsidiary of Datakey will be cancelled. As of the Effective Time, the Datakey ESPP will be terminated and each participant under the Datakey ESPP shall receive a cash payment equal to the balance, if any, of any accumulated payroll deductions for which they did not receive Shares.

      Each Datakey Option with an exercise price greater than $0.82 per share of Common Stock that is outstanding and unexercised at the Effective Time shall terminate at the Effective Time and shall not be assumed or replaced by Purchaser.

      Each Datakey Option with an exercise price per share of less than the price per share paid in the Offer (a “Cash Out Option”) shall be surrendered and cancelled in exchange for a payment by the Purchaser equal to the product of (i) the number of shares of Common Stock to be acquired upon the exercise of such Cash Out Option, multiplied by (ii) the amount equal to (A) the price per share paid in the Offer minus (B) the exercise price per share of such Cash Out Option, less applicable withholding.

      Datakey Warrants. If permitted under the terms of the applicable governing instruments, each holder of an outstanding warrant to purchase shares of Common Stock will have the right to receive, in lieu of the shares of Common Stock theretofore issuable upon exercise of such warrant, an amount per share equal to the excess of the price per Share paid in the Offer over the exercise price per share of such warrant; provided, however, that to the extent the foregoing is not permissible under the terms of any Datakey warrant, the warrant will, at the effective time of the Merger, be deemed to constitute a warrant to acquire, upon payment of the aggregate exercise price of such warrant, and otherwise on the same terms and conditions as were applicable under such warrant prior to the effective time of the Merger, the aggregate price per Share paid in the Offer, without interest thereon (and subject to applicable withholding taxes), that the holder of such warrant would have been entitled to receive had such holder exercised the warrant in full immediately prior to the effective time of the Merger.

      Datakey’s Board of Directors. The Merger Agreement provides that, effective upon the purchase of and payment for any Shares by SafeNet or the Purchaser or any of their affiliates pursuant to the Offer, SafeNet will be entitled to elect or designate that number of directors, rounded up to the next whole number, on Datakey’s board of directors as is equal to the product of the total number of directors on Datakey’s board of directors multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser, SafeNet and any of their affiliates bears to the total number of Shares then outstanding. Datakey will, upon SafeNet’s request, use all reasonable efforts either to promptly increase the size of Datakey’s board of directors or promptly secure the resignations of that number of its incumbent directors, or both, as is necessary to enable SafeNet’s designees to be so elected or designated to Datakey’s board of directors, and will use all reasonable efforts to cause SafeNet’s designees to be so elected or designated at such time. At such time, Datakey will also, upon SafeNet’s request, cause persons elected or designated by SafeNet to constitute the same percentage (rounded up to the next whole number) as is on Datakey’s board of directors of each committee of Datakey’s board of directors, each board of directors (or similar body) of each Datakey subsidiary, and each committee (or similar body) of each such board of directors, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which Datakey Common Stock is listed or traded.

      In the event that SafeNet’s designees are elected or designated to Datakey’s board of directors, then, until the effective time of the Merger, Datakey will cause its board of directors to have at least two directors who were directors on September 9, 2004, including at least two directors shall both be “disinterested” as defined in Section 302A.673, Subd. 1(d), of the MBCA (the “Independent Directors”), provided, however, that if any Independent Director is unable to serve due to death or disability, the remaining Independent Director(s) will be entitled to elect or designate another person (or persons) who served as a director on September 9, 2004 to fill such vacancy, and such person (or persons) will be deemed to be an Independent Director. If no Independent Director then remains, the other directors will designate two persons who were directors on September 9, 2004 (or, in the event there will be less than two directors available to fill such vacancies as a result of such persons’ deaths, disabilities or refusals to serve, such smaller number of persons who were directors on September 9, 2004) to fill such vacancies and such persons will be deemed Independent Directors. If SafeNet’s designees constitute a majority of Datakey board of directors after the Purchaser’s acceptance for payment of Shares pursuant to the Offer and prior to the effective time of the Merger, then the affirmative vote of a majority of the Independent Directors (or if only one exists, then the vote of such Independent Director) will be required to take any of the following actions:

•	amend or terminate the Merger Agreement by Datakey;

•	exercise or waive any of Datakey’s rights, benefits or remedies under the Merger Agreement, if such action would substantially and adversely affect holders of Shares other than SafeNet or the Purchaser; or

•	waiver by Datakey of any right under the Merger Agreement, including extension of the time for the performance of any of the obligations or other acts of Purchaser or Merger Sub under the Merger Agreement.

      Stockholders’ Meeting; Merger Without a Meeting of Stockholders. Pursuant to the Merger Agreement, if required by applicable law in order to consummate the Merger, Datakey will promptly:

•	duly call, give notice of, convene and hold a special meeting of its stockholders to consider the approval and adoption of the Merger Agreement and the approval of the Merger (the “Special Meeting”) as soon as reasonably practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement;

•	prepare and file with the SEC under the Exchange Act a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use all reasonable efforts to obtain and furnish the information required to be included by the SEC in the definitive proxy or information statement (the “Proxy Statement”) and, after SafeNet and its counsel have had a reasonable opportunity to review and comment on the Proxy Statement, respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause the Proxy Statement to be mailed to its stockholders as promptly as practicable;

•	include in the Proxy Statement the recommendation of Datakey board of directors that stockholders of Datakey vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement; and

•	use all reasonable efforts to solicit from holders of Shares proxies in favor of the Merger and take all other action reasonably necessary or advisable to secure the approval of stockholders required by the MBCA and any other applicable law and Datakey’s certificate of incorporation and bylaws (if applicable) to effect the Merger.

      Notwithstanding Datakey’s obligations under the Merger Agreement in respect of the Special Meeting, in the event SafeNet and the Purchaser acquire at least 90% of the outstanding shares of each class of capital stock of Datakey entitled to vote on the Merger, SafeNet and the Purchaser will cause the Merger to become effective as soon as practicable after such acquisition without a meeting of the stockholders of Datakey, in accordance with Section 302A.621 of the MBCA.

      Interim Operations; Covenants. Until the earlier of the termination of the Merger Agreement pursuant to its terms or the effective time of the Merger, Datakey has agreed to, except to the extent that SafeNet otherwise consents in writing, carry on its business in the usual, regular and ordinary course, in substantially the same manner as previously conducted and in compliance in all material respects with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers, employees and contractors and preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings.

      Pursuant to the Merger Agreement, without the prior written consent of SafeNet, during the period from the date of the Merger Agreement and continuing until the earlier of its termination or the effective time of the Merger, Datakey will not do any of the following (except as may be expressly contemplated or specifically permitted by the Merger Agreement):

•	amend or propose to amend its Articles of Incorporation or Bylaws (or comparable governing instruments);

•	authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other securities of or any Voting Debt of Datakey including, but not limited to, any securities convertible into or exchangeable for shares of stock of any class of Datakey, except for the issuance of Shares pursuant to the exercise of stock options outstanding on the date of the Merger Agreement in accordance with their present terms. The term “Voting Debt” shall mean indebtedness having general voting rights and debt convertible into securities having such rights;

•	split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities and other than pursuant to commitments outstanding on the date of the Merger Agreement in accordance with their present terms as disclosed by Datakey in the disclosure schedule to the Merger Agreement (the “Disclosure Schedule”);

•	(a) create, incur, assume, forgive or make any changes to the terms or collateral of any debt, receivables or employee or officer loans or advances, except incurrences that constitute refinancing of existing obligations on terms that are no less favorable to Datakey than the existing terms; (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person; (c) make any capital expenditures or incur any preopening expenses, other than as set forth by Datakey in the Disclosure Schedule; (d) make any loans, advances or capital contributions to, or investments in, any other person (other than customary travel, relocation or business advances to employees); (e) acquire the stock or assets of, or merge or consolidate with, any other person; (f) voluntarily incur any material liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary course of business consistent with past practice; or (g) sell, transfer, mortgage, pledge, or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties (real, personal or mixed) material to Datakey other than to secure debt permitted under subclause (a) above or other than in the ordinary course of business consistent with past practice;

•	except as set forth by Datakey in the Disclosure Schedule, increase in any manner the wages, salaries, bonus, compensation or other benefits of any of its officers or employees or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, termination, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any share holder, officer, director, other employee, agent, consultant or affiliate other than as required pursuant to the terms of agreements in effect on the date of the Merger Agreement, or enter into or engage in any agreement, arrangement or transaction with any of its directors, officers, employees or affiliates except current compensation and benefits in the ordinary course of business, consistent with past practice;

•	commence or settle any litigation or other proceedings with any governmental authority or other person, or make or rescind any election relating to taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, file any amended tax return or claim for refund, change any method of accounting or make any other material change in its accounting or tax policies or procedures;

•	adopt or amend any resolution or agreement concerning indemnification of its directors, officers, employees or agents;

•	transfer or license to any person or entity or otherwise extend, amend, modify, permit to lapse or fail to preserve any intellectual property rights material to Datakey’s business as presently conducted or proposed to be conducted, other than nonexclusive licenses in the ordinary course of business consistent with past practice, or disclose to any person who has not entered into a confidentiality agreement any trade secrets;

•	modify, amend or terminate any material contract, or waive, release or assign any material rights or claims thereunder, other than any such modification, amendment or termination of any such material contract or any such waiver, release or arrangement thereunder in the ordinary course of business consistent with past practice;

•	modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality agreement or non-competition agreement to which Datakey is a party;

•	commit or omit to do any act which act or omission would cause a breach of any covenant contained in the Merger Agreement or would cause any representation or warranty contained in the Merger Agreement to become untrue, as if each such representation and warranty were continuously made from and after the date hereof;

•	fail to maintain its books, accounts and records in the usual manner on a basis consistent with that heretofore employed;

•	establish any subsidiary or enter into any new line of business;

•	enter into any lease, contract or agreement pursuant to which Datakey is obligated to pay or incur obligations of more than $25,000 per year, other than the purchase of inventory in the ordinary course of business consistent with past practice;

•	make any changes to its current investment strategy, policy or practices;

•	permit any insurance policy naming Datakey as a beneficiary or a loss payee to be cancelled or terminated without notice to and consent by SafeNet;

•	revalue any of its assets or make any change in accounting methods, principles or practices, except as required by generally accepted accounted principles after notice to SafeNet;

•	fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

•	discharge any obligations (including accounts payable) other than on a timely basis in the ordinary course of business consistent with past practice, or delay the making of any capital expenditures from Datakey’s current capital expenditure schedule; or

•	authorize any of, or agree to commit to do any of, the foregoing actions.

      No Solicitation. Each of Datakey and its Representatives (as defined below) has ceased and caused to be terminated all existing solicitations, initiations, encouragements, discussions, negotiations and communications with any persons or group with respect to any offer or proposal relating to any transaction or series of related transactions other than the transactions involving:

•	any acquisition or purchase from Datakey by any person or group of more than a 10% interest in the total outstanding voting securities of Datakey or any tender offer or exchange offer or other transaction that if consummated would result in any person or group beneficially owning 10% or more of the total outstanding voting securities of Datakey;

•	any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Datakey; or

•	any direct or indirect acquisition or purchase of assets representing 10% or more of the assets of Datakey.

      An offer or proposal relating to any of the foregoing transactions is referred to in this Offer to Purchase and the Merger Agreement as a “Company Takeover Proposal.” Except as provided in below, from September 9, 2004 until the earlier of termination of the Merger Agreement or the effective time of the Merger, Datakey will not and will not authorize or permit its officers, directors, employees, agents or consultants (collectively, “Representatives”) to directly or indirectly:

•	solicit, encourage, initiate or seek the making, submission or announcement of any Company Takeover Proposal;

•	furnish any non-public information regarding Datakey to any person (other than SafeNet or Purchaser or their representatives) in connection with or in response to a Company Takeover Proposal or an inquiry that Datakey believes in good faith could be expected to lead to a Company Takeover Proposal;

•	engage in discussions or negotiations with any person with respect to any Company Takeover Proposal, except as to the existence of these provisions;

•	withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to SafeNet, the approval or recommendation by Datakey’s board of directors of the Offer, the Merger Agreement or the Merger;

•	approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal; or

•	cause Datakey to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Company Takeover Proposal.

      Notwithstanding these restrictions, nothing shall prohibit:

      (A) Datakey, or the board of directors of Datakey, prior to the time of the first acceptance of Shares for payment pursuant to the Offer, from furnishing nonpublic information regarding Datakey to, or entering into discussions or negotiations with, any person in response to an unsolicited, bona fide written Company Takeover Proposal that the board of directors of Datakey concludes in good faith could reasonably be expected to result in a superior offer (as defined in the Merger Agreement) that is submitted to Datakey by such person (and not withdrawn) if:

•	neither Datakey nor any Representative of Datakey shall have violated any of the restrictions set forth in the Merger Agreement in connection with the receipt of such Company Takeover Proposal;

•	the board of directors of Datakey concludes in good faith, after consultation with its outside legal counsel, that such action with respect to such Company Takeover Proposal is required to comply with the fiduciary duties of the board of directors of Datakey to Datakey’s stockholders under applicable law;

•	Datakey gives SafeNet prompt written notice of Datakey’s intention to furnish nonpublic information to, or enter into discussions with, such person, and Datakey receives from such person an executed confidentiality agreement with provisions no less favorable to Datakey than those contain in the confidentiality agreement by and between Datakey and SafeNet; and

•	Datakey furnishes such nonpublic information to such person and to SafeNet at substantially the same time (to the extent such nonpublic information has not been previously furnished by Datakey to SafeNet); or

      (B) Datakey from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any Company Takeover Proposal.

      Datakey agrees that it will promptly, and in any event within 24 hours following receipt of a Company Takeover Proposal, notify SafeNet orally and in writing of such Company Takeover Proposal, which notice shall disclose the identity of the other party and the material terms of the Company Takeover Proposal. Datakey will keep SafeNet informed in all material respects on a prompt basis with respect to the status of any such Company Takeover Proposal or request and any material modification or proposed material modification thereto.

      Datakey also agreed not to release any person (other than SafeNet) from or waive any provision of any confidentiality, “standstill” or similar agreement to which Datakey is a party and which relates to a Company Takeover Proposal, and will use its commercially reasonable efforts to enforce each such agreement at the request of SafeNet.

      Notwithstanding the foregoing, prior to the time of acceptance for payment of Shares in the Offer, Datakey’s board of directors may (subject to the terms of this and the following sentence) withdraw or modify its approval or recommendation in favor of the Offer, the Merger Agreement or the Merger, or approve or recommend a Company Superior Offer if:

•	an unsolicited, bona fide written offer is made to Datakey by a third party for a Company Takeover Proposal, and such offer is not withdrawn;

•	Datakey’s board of directors determines in good faith, after consultation with its financial advisor, that such offer constitutes a Company Superior Offer;

•	following consultation with outside legal counsel, Datakey’s board of directors determines that the withdrawal or modification of its approval or recommendation of the Offer, the Merger Agreement or the Merger is required to comply with the fiduciary duties of the board of directors of Company to the stockholders of Datakey under applicable law;

•	such approval or recommendation is not withdrawn or modified in a manner adverse to SafeNet at any time prior to three (3) business days after SafeNet receives written notice from Datakey confirming that Datakey’s board of directors has determined that such offer is a Company Superior Offer; and

•	at the end of such three (3) business day period, after taking into account any adjustment or modification of the terms of the Merger Agreement proposed by SafeNet (and any adjustment or modification of the terms of such Company Takeover Proposal), the board of directors of Datakey again makes the determination in good faith that the withdrawal or modification of such approval or recommendation of the Offer, the Merger Agreement or the Merger is required to comply with the fiduciary duties of the board of directors of Datakey to the stockholders of Datakey under applicable Law.

      In the event that prior to termination of the Merger Agreement a bona fide Company Takeover Proposal is made known to Datakey or has been made directly to its stockholders generally or any person shall have publicly announced an intention to make a bona fide Company Takeover Proposal, and thereafter the Merger Agreement is terminated (for reasons specified in the Merger Agreement), then Datakey shall promptly, but in no event later than, in the case of termination by Purchaser, two days after, or in the case of termination by Datakey, immediately prior to, termination of the Merger Agreement giving rise to Datakey’s payment obligation, pay Purchaser One Million Dollars ($1,000,000), plus the reimbursement of any and all expenses (as defined in the Merger Agreement) incurred by Purchaser and SafeNet up to Three Hundred Thousand Dollars ($300,000).

      In addition to the termination fee payable to SafeNet pursuant to the Merger Agreement described above, Datakey is obligated to pay SafeNet $500,000 pursuant to the Loan Agreement if Datakey enters into any acquisition transactions with third parties other than SafeNet prior to the loan being repaid (in addition to the immediate repayment of principal and interest due under the Note).

      In the event that SafeNet terminates the Merger Agreement solely because of the failure to occur of certain conditions specified in the Merger Agreement, and at the time of such termination, SafeNet does not deliver to Datakey a written certification signed by SafeNet’s Chief Executive Officer stating that such termination is based, in whole or in part, on the material unsatisfactory results, in SafeNet’s sole discretion, of SafeNet’s due diligence review of Datakey, and at the time of such termination, more than 75% of the Shares (including all of the Convertible Preferred Stock) shall have been validly tendered and not withdrawn pursuant to the Offer, then SafeNet shall immediately prior to its termination of the Merger Agreement on such basis pay Datakey One Million Dollars ($1,000,000) plus the reimbursement of any and all expenses (as defined in the Merger Agreement) incurred by Datakey up to Three Hundred Thousand Dollars ($300,000).

      Indemnification and Insurance. The articles of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers, agents or employees of Datakey or otherwise entitled to indemnification (“Indemnified Parties”) as those contained in the articles of incorporation and bylaws of Datakey as in effect immediately prior to the closing of the Merger, which provisions will not be amended, repealed or otherwise modified for a period of six years from the effective time of the Merger in any manner that would adversely affect the rights thereunder of the Indemnified Parties.

      Confidentiality; Access to Information. SafeNet and the Purchaser agree to hold any information which is non-public in confidence, subject to customary limitations, and, in the event the Merger Agreement is terminated for any reason, SafeNet or the Purchaser shall promptly return or destroy such information.

      Datakey will afford SafeNet and its Representatives reasonable access during normal business hours to the properties, books, analysis, projections, plans, systems, contracts, commitments, records, personnel offices and other facilities of Datakey during the period prior to the effective time of the Merger to obtain all information concerning the business and use all reasonable efforts to make available at all reasonable times during normal business hours to SafeNet the appropriate individuals (including management personnel, attorneys, accountants and other professionals) for discussion of Datakey’s business, properties, prospects and personnel as SafeNet may reasonably request.

      Public Disclosure. Datakey will not disseminate any press release or other public announcement concerning the Merger, the Offer or the Merger Agreement or the other transactions contemplated by the Merger Agreement without the prior written consent of each of the other parties to the Merger Agreement, except where required to do so by law. If so required, Datakey will consult with Purchaser and SafeNet prior to such release or announcement.

      Reasonable Efforts; Notification. Subject to the express provisions of the no solicitation covenant and upon the terms and subject to the conditions set forth in the Merger Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, the Merger and the other transactions contemplated by the Merger Agreement, including complying in all material respects with all applicable laws and with all rules and regulations of any governmental entity. Datakey shall also use all reasonable efforts to accomplish the following:

•	the taking of all reasonable acts necessary to cause the Minimum Condition and all the conditions to the Merger (described above) and all conditions to the Offer described in Section 14 — “Certain Conditions of the Offer” to be satisfied and to consummate and make effective the Offer, the Merger and the other transactions;

•	the obtaining of all necessary consents, approvals or waivers from third parties and government entities; or

•	the execution or delivery of any additional instruments necessary to consummate the transactions, and to carry out fully the purposes of, the Merger Agreement.

      Datakey is obligated to give prompt notice to SafeNet of:

•	any representation or warranty made by Datakey in the Merger Agreement that is untrue or inaccurate in any material respect at any time from the date hereof to the effective time of the Merger;

•	receipt of any notice or other communication in writing from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by the Merger Agreement, provided that such consent would have been required to have been disclosed in the Merger Agreement;

•	receipt of any material notice or other communication from any governmental authority (as defined in the Merger Agreement) in connection with the transactions contemplated by the Merger Agreement;

•	any material failure of Datakey or any Representative to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement;

•	the commencement or threat of any litigation involving or affecting Datakey, or any of their respective properties or assets, or, to its knowledge, any employee, agent, director or officer, in his or her capacity as such, of Datakey which, if pending on the date hereof, would have been required to have been disclosed in the Merger Agreement or which relates to the consummation of the Offer or the Merger;

provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement or the Purchaser Option.

      Employee Benefits. SafeNet will to the extent practicable either maintain and provide to Datakey’s employees the employee benefits and programs as substantially in effect as of the date of the Merger Agreement or cause the Surviving Corporation to provide employee benefits and programs to Datakey’s employees that, in the aggregate, are substantially comparable to those of SafeNet. However, the Surviving Corporation or SafeNet may amend, suspend or terminate any of its employee benefit plans or programs at any time.

      From and after the Merger, Surviving Corporation shall honor, in accordance with their terms, all employment and severance agreements in effect immediately prior to the Merger that are applicable to any current or former employees or directors of Datakey.

      Representations and Warranties. Pursuant to the Merger Agreement, Datakey has made customary representations and warranties to SafeNet and the Purchaser with respect to, among other things, its due incorporation and good standing, its capitalization, its subsidiaries, its authority to consummate the transactions and the binding nature of the Merger Agreement, required government approvals, compliance with its charter, bylaws, and contracts, its filings with the SEC and its financial statements, the absence of changes in its business, the absence of undisclosed liabilities, its compliance with laws, its obtaining of any required permits, its involvement in litigation, any restrictions on its business activities, its contracts, any government contracts, its technology and intellectual property, its employee benefit plans, its taxes and tax returns, any finders and investment bankers used by it, its obtaining a fairness opinion, its insurance coverage, requisite votes and applicable statutes to the transactions, title to its properties, its employee matters, its customers and suppliers, its orders, commitments, and returns, its inventory, its accounts receivable, environmental matters, its rights plan, its Schedule 14D-9, documents related to the Offer and any proxy statement, the absence of questionable payments, and the completeness of each of the foregoing representations and warranties.

      Certain representations and warranties in the Merger Agreement made by Datakey are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement and this Offer to Purchase, the term “Material Adverse Effect” shall mean a material adverse effect on the business, assets, condition (financial or otherwise), liabilities or the results of operations of Datakey, except in each case for any such effects resulting from, arising out of, or relating to (i) general business or economic conditions, (ii) conditions generally affecting the industry in which Datakey competes, or (iii) the taking of any action contemplated by the Merger Agreement.

      Pursuant to the Merger Agreement, SafeNet has made customary representations and warranties to Datakey with respect to, among other things, incorporation and good standing, its authority to consummate the transactions and the binding nature of the Merger Agreement, required government approvals, compliance with its charter, bylaws, and contracts, any finders or investment bankers used by it, and its ability to finance the Merger.

      None of the representations and warranties contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement shall survive the effective time of the Merger. Only the covenants and exhibits in the Merger Agreement that by their terms survive the effective time of the Merger.

      Termination; Fees. The Merger Agreement may be terminated and the transactions contemplated by the Merger Agreement may be abandoned at any time before the effective time of the Merger, whether before or after shareholder approval thereof:

•	by mutual written consent duly authorized by the board of directors of SafeNet and the board of directors of Datakey; or

•	by either SafeNet or Datakey

•	if a court of competent jurisdiction or other governmental entity issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in each case having the effect of permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement;

•	if the Merger shall not have been consummated prior to December 31, 2004 (the “Termination Date”), provided that the party responsible for the failure of this condition to occur may not invoke it as the basis for termination; or

•	if required under the MBCA, the vote of Datakey’s stockholders shall have been taken at a meeting duly convened therefor which is insufficient to approve the Merger and the Merger Agreement.

      or

•	by SafeNet if

•	there has been a material breach by Datakey of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach has not been cured or such condition has not been satisfied within 20 business days after the giving of written notice thereof to;

•	Datakey has breached in any material respect its covenant against solicitation described in Section 13 — “The Merger Agreement and other Agreements.”

•	Datakey’s board of directors (or special committee thereof) shall have withdrawn or modified in a manner adverse to SafeNet its approval or recommendation of the Offer, the Merger or the Merger Agreement, or failed to reconfirm its recommendation within five (5) business days after a written request to do so, or approved or recommended any Company Superior Offer (or Datakey’s Board of Directors (or special committee) shall have resolved to take any of the foregoing actions);

•	on or before the expiration date of the Offer (the “Decision Date”), if any one or more material consents required from third parties (other than governmental authorities) in connection with the Merger Agreement have not been obtained; or

•	other than as a result of a breach by the Purchaser or SafeNet of its obligations under the Merger Agreement, if as a result of any condition to the Offer set forth in the Merger Agreement failing to be satisfied, SafeNet have (i) failed to commence the Offer within 30 days following the date the Merger Agreement, or (ii) terminated the Offer without having accepted any Shares for payment thereunder.

•	by Datakey if

•	there has been a material breach by SafeNet or the Purchaser of any representation, warranty, covenant or agreement contained in the Merger Agreement which breach has not been cured or which condition has not been satisfied within 20 business days after the receipt of notice thereof; or

•	by Datakey, upon approval of its Board of Directors, if the Purchaser shall have terminated the Offer without having accepted any Shares for payment thereunder, other than as a result of a breach by Datakey of its obligations hereunder.

      The Merger Agreement shall also be terminated without any action on the part of any party thereto on the day immediately following the Decision Date in the event that all material consents required from third parties (other than Governmental Authorities) in connection with the Merger Agreement have not been obtained by Datakey by or on the Decision Date and Purchaser (i) has not terminated the Agreement by or on the Decision Date or (ii) has not waived all such material consents which have not been obtained by Datakey by or on the Decision Date.

Effect of Termination

      In the event of the termination of the Merger Agreement, written notice thereof shall forthwith be given to the other party or parties and the Merger Agreement shall forthwith become null and void and there shall be no liability on the part of SafeNet, the Purchaser or Datakey (or any of their affiliates) provided, however, that no such termination shall relieve any party hereto from any liability for any breach of the Merger Agreement prior to termination. If the Merger Agreement is terminated, each party shall use its reasonable best efforts to redeliver all documents, work papers and other material (including any copies thereof) of any other party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing the same.

Purchaser Termination Fee

      In the event that prior to termination of the Merger Agreement a bona fide Company Takeover Proposal shall have been made and thereafter:

      (x) the Merger Agreement is terminated by SafeNet or Datakey because the Merger shall not have been consummated by the Termination Date or the vote of Datakey’s stockholders (if required under the MBCA) shall have been taken at a meeting duly convened therefor and shall be insufficient to approve the Merger and the Merger Agreement; or

      (y) by Purchaser because of:

•	a material breach by Datakey of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach was not cured or such condition satisfied within 20 business days after the giving of written notice thereof ;

•	a material breach by Datakey of its covenant against solicitation described in Section 13 — “No Solicitation;”

•	Datakey’s board of directors (or special committee thereof) having withdrawn or modified in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or failed to reconfirm its recommendation within five (5) business days after a written request to do so, or approved or recommended any Company Superior Offer (or resolved to take any of these actions);

•	the failure of Datakey to obtain, on or before the Decision Date, any one or more material consents required from third parties (other than governmental authorities) in connection with the Merger Agreement; or

•	the failure of any condition to the Offer set forth in the Merger Agreement to be satisfied, where SafeNet shall have (i) failed to commence the Offer within 30 days following the date the Merger Agreement, or (ii) terminated the Offer without having accepted any Shares for payment thereunder, provided that the condition not satisfied

(i) was related to the acquisition of Datakey by a third party or a change in the recommendation by Datakey’s board of directors of the Offer or the Merger;

(ii) involved the representations and warranties of Datakey set forth in the Agreement not having been true and correct in all material respects;

(iii) involved Datakey’s failure to perform in all material respects any obligation or to comply in any material respect with any agreement or covenant under the Merger Agreement;

(iv) obligated Datakey to obtain all material Consents required from third parties (other than governmental authorities); or

(v) required that certain representations and warranties related to legal requirements applicable to the Offer and the Merger be true in all respects or stated that Datakey’s Rights Plan be amended to facilitate the Offer and the Merger;

then Datakey shall promptly pay SafeNet One Million Dollars ($1,000,000), plus the reimbursement of any and all expenses incurred by Purchaser and SafeNet in connection with the transactions contemplated by the Merger Agreement up to Three Hundred Thousand Dollars ($300,000).

      In addition to the termination fee payable to SafeNet pursuant to the Merger Agreement described above, Datakey is obligated to pay SafeNet $500,000 pursuant to the Loan Agreement if Datakey enters into any acquisition transactions with third parties other than SafeNet prior to the loan being repaid (in addition to the immediate repayment of principal and interest due under the note).

Datakey Termination Fee

      In the event that (1) Purchaser terminates the Merger Agreement solely because, as a result of any condition to the Offer set forth in the Merger Agreement failing to be satisfied, SafeNet shall have (i) failed to commence the Offer within 30 days following the date of the Merger Agreement, or (ii) terminated the Offer without having accepted any Shares for Payment, (2) Purchaser does not certify that its termination is based upon unsatisfactory results of its due diligence investigation, and (3) at the time of such termination, more than 75% of the Shares (including all of the Convertible Preferred Stock) shall have been validly tendered and not withdrawn pursuant to the Offer, then Purchaser shall pay Datakey One Million Dollars ($1,000,000) plus the reimbursement of any and all Datakey expenses incurred in connection with the transactions contemplated by the Merger Agreement up to Three Hundred Thousand Dollars ($300,000).

Stockholders Agreement

      The following summary of certain provisions of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (d)(2) to the Schedule TO. Stockholders and other invested parties should read the Stockholders Agreement in its entirety for a more complete description of the provisions summarized below.

      As a condition and inducement to SafeNet’s and the Purchaser’s willingness to enter into the Merger Agreement, each director of Datakey and each of Norwest Equity Partners V, Perkins Capital Management, Inc., Timothy L. Russell, Christopher A. Schwartzbauer, and David A. Feste executed the Stockholders Agreement. The Stockholders Agreement provides for the tender into the Offer of all Shares held by the Stockholders which represent all of the outstanding Shares of Convertible Preferred Stock and approximately 23% of the issued and outstanding Shares and, in addition, requires that Stockholders tender Shares acquired after the date of the Stockholders Agreement, whether upon the exercise of warrants or options to acquire Shares or otherwise. Shares subject to the Stockholders Agreement must be validly tendered into the Offer as promptly as practicable, and in any event no later than the fifth business day, following the commencement of the Offer and receipt of the applicable tender offer documentation. The Stockholders may not withdraw any Shares so tendered unless the Stockholders Agreement is terminated or the Offer is terminated or has expired without the Purchaser purchasing all Shares validly tendered in the Offer and not withdrawn. Notwithstanding the foregoing, each Stockholder may decline to tender, or may withdraw, any and all of such Stockholders’ Shares if, without the consent of such Stockholder, the Purchaser amends the Offer to reduce the Offer Price, reduces the number of Shares subject to the Offer, changes the form of consideration payable in the Offer or amends or modifies any term or condition of the Offer in a manner adverse to the stockholders of Datakey (other than insignificant changes or amendments or other than to waive any condition). Notwithstanding the foregoing, SafeNet does not plan to compel the tender of more than 19.9% of the outstanding capital stock of Datakey, including but not limited to the Shares.

      Prior to the termination of the Stockholders Agreement and except as otherwise provided therein, each of the Stockholders will not:

•	transfer, assign, sell, gift-over, pledge, hypothecate, encumber or otherwise dispose of, or consent to any of the foregoing (“Transfer”), any or all of the Shares, options, warrants or other rights to acquire Common Stock or Convertible Preferred Stock or any right or interest therein;

•	enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer;

•	grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Shares;

•	deposit any of the Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Shares; or

•	take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder or the transactions contemplated hereby or make any representation or warranty of such Stockholder untrue or incorrect.

      Each Stockholder will during the time the Stockholders Agreement is in effect, at any meeting of the stockholders of Datakey (a “Datakey Stockholders’ Meeting”), however called, and at every adjournment or postponement thereof:

•	appear at the meeting or otherwise cause his or its Shares to be counted as present thereat for purposes of establishing a quorum;

•	vote, or execute consents in respect of, his, hers or its Shares, or cause his, hers or its Shares to be voted, or consents to be executed in respect thereof, in favor of the approval and adoption of the Merger Agreement (including any revised or amended Merger Agreement that has been agreed to by Datakey) and the Merger, and any action required in furtherance thereof; and

•	vote, or execute consents in respect of, his, hers or its Shares, or cause his, hers or its Shares to be voted, or consents to be executed in respect thereof, against any agreement or transaction relating to any acquisition proposal (other than as proposed by SafeNet or the Purchaser) or any amendment of Datakey’s certificate of incorporation or bylaws or other proposal, action or transaction involving Datakey or any of its subsidiaries or any of its stockholders, which amendment or other proposal, action or transaction that could reasonably be expected to prevent or materially impede or delay the consummation of the Offer or Merger or the other transactions contemplated by the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement or to deprive SafeNet of any material portion of the benefits anticipated by SafeNet to be received from the consummation of the Merger or the other transactions or the transactions contemplated by the Stockholders Agreement, or change in any manner the voting rights of Common Stock or Convertible Preferred Stock presented to the stockholders of Datakey (regardless of any recommendation of the board of directors of Datakey) or in respect of which vote or consent of the Stockholder is requested or sought, unless such transaction has been approved in advance by SafeNet or the Purchaser.

      Notwithstanding the foregoing, SafeNet does not plan to restrict the vote of more than 19.9% of the outstanding capital stock of Datakey.

      As security for the Stockholders’ voting obligations, each of the Stockholders irrevocably constituted and appointed SafeNet, Kevin Hicks and its or his designees as his or its attorney and proxy in accordance with the MBCA, with full power of substitution and resubstitution, to cause the Stockholder’s shares to be counted as present at any Datakey stockholders meetings, to vote his or its Shares at any Datakey stockholders meeting, however called, and to execute consents in respect of his or its Shares as and to the extent provided in the Stockholders Agreement relating to the voting of the Shares.

      The Stockholders Agreement, and all rights and obligations of the parties thereunder, will terminate immediately upon the termination of the Merger Agreement by SafeNet or otherwise upon the earlier to occur of (1) termination of the Merger Agreement by Datakey and (2) December 31, 2004.

The Stock Option Agreement

      The following summary of certain provisions of the Stock Option Agreement is qualified in its entirety by reference to the Stock Option Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (d)(3) to the Schedule TO. Stockholders and other invested parties should read the Stock Option Agreement in its entirety for a more complete description of the provisions summarized below.

      As a condition and inducement to SafeNet’s and Purchaser’s willingness to enter into the Merger Agreement, Datakey entered into a Stock Option Agreement, dated September 9, 2004 (the “Stock Option Agreement”), by and between SafeNet, Purchaser and Datakey, pursuant to which Datakey granted Purchaser an irrevocable option (the “Purchaser Option”) to purchase for the Offer Price, shares of Common Stock and/or Convertible Preferred Stock, in such relative amounts as shall be determined by Purchaser in its discretion up to such number of shares which, upon exercise would result in Purchaser owning in excess of 90% of the then-outstanding shares of Common Stock and Convertible Preferred Stock on as-converted, fully diluted basis (collectively, the “Optioned Shares”). Purchaser’s exercise of the Purchaser Option for Common Stock is conditioned upon Purchaser and SafeNet owning in the aggregate, immediately following such exercise, at least 90% of the outstanding shares of Common Stock. Purchaser’s exercise of the

Purchaser Option for Convertible Preferred Stock is conditioned upon Purchaser and SafeNet owning in the aggregate, immediately following such exercise, at least 90% of the outstanding Shares of Convertible Stock.

      The Purchaser Option provides that Purchaser will pay for the Optioned Shares upon exercise of the Purchaser Option by delivering to Datakey the aggregate price for the par value of the Optioned Shares so purchased in official bank check or by wire transfer to a bank designated in writing by Datakey and by delivering to Datakey a promissory note of Purchaser substantially in the form attached to the Stock Option Agreement for the balance of the exercise price.

Loan Agreement

      SafeNet and Datakey entered into a Secured Loan Purchase Agreement dated September 9, 2004 (the “Loan Agreement”), pursuant to which SafeNet agreed to loan approximately $2.2 million to Datakey to repay the principal and interest due on outstanding convertible promissory notes of Datakey.

      In connection with the loan, Datakey issued a promissory note to SafeNet bearing interest at a rate of 10% per annum. The entire outstanding principal balance of the note and all accrued and unpaid interest thereon is due and payable on September 9, 2005. The note cannot be prepaid prior to December 31, 2004 and Datakey’s obligations under the note are secured by all of the assets of Datakey pursuant to a general security agreement and an intellectual property security agreement by and between Datakey and SafeNet.

      If under certain circumstance Datakey enters into certain acquisition transactions with a party or parties other than SafeNet or its affiliates prior to the note being paid in full, then SafeNet is entitled to receive an additional $500,000 payment in addition to the principal and interest due under the note.

Mutual Nondisclosure Agreement

      The following summary of certain provisions of the Mutual Nondisclosure Agreement (as defined below) is qualified in its entirety by reference to the Mutual Nondisclosure Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (d)(4) to the Schedule TO. Stockholders and other interested parties should read the Mutual Nondisclosure Agreement in its entirety for a more complete description of the provisions summarized below.

      SafeNet and Datakey entered into a confidentiality agreement on August 3, 2004 (the “Mutual Nondisclosure Agreement”). The Mutual Nondisclosure Agreement contains customary provisions pursuant to which, among other matters, the parties agreed, subject to certain exceptions, to keep confidential all nonpublic information regarding the disclosing party which is furnished to the receiving party (the “Confidential Information”), and to use the Confidential Information, or notes, summaries, or other material derived therefrom solely for the purpose of evaluating a possible transaction involving Datakey and SafeNet. Upon termination of negotiations before the execution of a contract, the receiving party must return all Confidential Information disclosed under the Mutual Nondisclosure Agreement. The confidentiality obligations set forth in the Mutual Nondisclosure Agreement remain in effect for three years. The Mutual Nondisclosure Agreement also provides that neither party will, for one year, solicit for employment any employee of the other party or any other employee of the other party about whom the hiring received confidential information.

14.	Certain Conditions of the Offer

      Conditions of the Offer. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Merger Agreement. The Merger Agreement may be examined, and copies obtained, in the manner set forth in Section 9 — “Certain Information Concerning Datakey.” Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares unless the Minimum Condition has been satisfied (though Purchaser may elect to waive the Minimum Condition,

Purchaser has no intention to do so). Furthermore, notwithstanding any other provisions of the Offer, Purchaser shall not be required to accept for payment or pay for any validly tendered Shares if, at the scheduled expiration date any of the following conditions shall exist:

•	there shall have been entered or threatened by any governmental authority, any judgment, order, action, or decree: (i) which could reasonably be expected to restrain or make more costly the Offer; (ii) which could reasonably be expected to limit the ownership or operation by SafeNet, Purchaser or any of their subsidiaries of all or any portion of the business or assets of Datakey or to require Datakey to dispose of all or any portion of the business, assets, or shares of Datakey; (iii) which could reasonably be expected to impose limitations on the ability of Purchaser, SafeNet, or any other affiliate of Purchaser to exercise full rights of ownership of any Shares; or (iv) which otherwise could reasonably be expected to have a Company Material Adverse Effect or a Purchaser Material Adverse Effect;

•	there shall have been any law or interpretation of any nature pending, proposed, or issued by any governmental authority or deemed by any governmental authority applicable to (i) Purchaser, Datakey or any subsidiary or affiliate of Purchaser or Datakey or (ii) any transaction contemplated by the Agreement, which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in the paragraph above;

•	there shall have occurred any changes, conditions, events or developments that would have, or be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect;

•	there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or NASDAQ, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation on the extension of credit by banks in the United States, (iv) the commencement of a war, armed hostilities or any other international or national calamity involving the United States or (v) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof;

•	it shall have been publicly disclosed or the Purchaser shall have otherwise learned that any person, other than Purchaser or SafeNet, shall have acquired or entered into a definitive agreement or agreement in principle to acquire beneficial ownership of 50% or more of the then outstanding Shares, or (ii) the board of directors of Datakey, the Special Committee or any other committee thereof shall have (A) withdrawn, modified or changed, in a manner adverse to Purchaser or SafeNet, the recommendation by such board of directors or approval by such committee of the Offer, the Merger or the Merger Agreement, including, without limitation, the Minnesota Anti-Takeover Approval of the Special Committee, (B) approved or recommended, or proposed publicly to approve or recommend, a Company Takeover Proposal, (C) caused Datakey to enter into any agreement relating to any Company Takeover Proposal, or (D) resolved to do any of the foregoing;

•	the representations and warranties of Datakey set forth in the Agreement shall not be true and correct in all material respects as of the date of the Agreement and as of such time on or after the date of the Agreement;

•	Datakey shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Datakey to be performed or complied with by it under the Agreement;

•	all material Consents required from third parties (other than Governmental Authorities) in connection with the Agreement and the transactions contemplated thereby have not been obtained by Datakey by or on the Decision Date and Purchaser has not waived all material Consents not obtained;

•	the Merger Agreement shall have been terminated in accordance with its terms;

•	Purchaser and SafeNet shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

•	if any one or more of the representations and warranties related to legal requirements applicable to the Offer and the Merger or the amendment of the Datakey’s Rights Plan to facilitate the Merger shall have been breached in any respect or are inaccurate in any respect; or

•	any non-competition or similar obligations of Datakey could reasonably be expected to prohibit or restrict SafeNet or any of SafeNet’s subsidiaries from developing, manufacturing, marketing or selling any of the current products of SafeNet or its subsidiaries or any products of SafeNet or its subsidiaries currently in design or development.

      The foregoing conditions are for the benefit of SafeNet and Purchaser and may be asserted by SafeNet or Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Merger Sub in whole or in part at any time and from time to time in their reasonable discretion. The failure by SafeNet or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15.	Certain Legal Matters

      Except as described in this Section 15 — “Certain Legal Matters,” based on information provided by Datakey, none of Datakey, Purchaser or SafeNet is aware of any license or regulatory permit that appears to be material to the business of Datakey that might be adversely affected by the Purchaser’s acquisition of shares as contemplated herein or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the shares by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser and SafeNet presently contemplate that such approval or other action will be sought, except as described below under “State Takeover Statutes.” While, except as otherwise described in this Offer to Purchase, the Purchaser does not presently intend to delay the acceptance for payment of or payment for shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Datakey’s business or that certain parts of Datakey’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any shares tendered. See Section 14 — “Certain Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to governmental actions.

Anti-Takeover Statutes

      State Takeover Statutes. A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the “Supreme Court”) invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

      Certain provisions of Minnesota law described below could have an anti-takeover effect.

      Section 302A.671 of the MBCA applies, with certain exceptions, to any acquisition of a corporation’s voting stock from a person, other than the corporation and other than in connection with certain mergers and exchanges to which the corporation is a party, that results in the acquiring person owning 20% or more of the corporation’s voting stock then outstanding. Similar triggering events occur at the one-third and majority ownership levels. Section 302A.671 requires approval of any such acquisition by a majority vote of the corporation’s disinterested stockholders and a majority vote of all the corporation’s stockholders. In general, shares acquired in excess of the applicable percentage threshold in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the corporation during a specified time period. Because a committee of disinterested directors of Datakey approved the Offer, the shares acquired in the Offer will not be subject to Section 302A.671.

      Section 302A.673 of the Minnesota Business Corporation Act generally prohibits a corporation or any of its subsidiaries from entering into any business combination transaction with a shareholder for a period of four years after the shareholder acquires 10% or more of the corporation’s voting stock then outstanding. An exception is provided for circumstances in which, before the 10% share-ownership threshold is reached, either the transaction or the share acquisition is approved by a committee of the corporation’s board of directors composed of one or more disinterested directors. The Offer received the necessary approval to exempt the Purchaser, SafeNet, and their affiliates and associates from the four-year moratorium under Section 302A.673.

      The Minnesota Business Corporation Act contains a “fair price” provision in Section 302A.675. This provision provides that no person may acquire any shares of a corporation within two years following the person’s last purchase of the corporation’s shares in a takeover offer unless all stockholders are given the opportunity to dispose of their shares to the person on terms that are substantially equivalent to those in the earlier takeover offer. This provision does not apply if the acquisition is approved by a committee of disinterested directors before any shares are acquired in the takeover offer. Because the requisite approval was obtained, Section 302A.675 does not apply to the Merger.

      Section 302A.553, subdivision 3, of the Minnesota Business Corporation Act prohibits a corporation from purchasing any voting shares owned for less than two years from a holder of more than 5% of the corporation’s outstanding voting stock for more than the market value of the shares. Exceptions to this provision are provided if the share purchase is approved by a majority of the corporation’s stockholders or if the corporation makes a repurchase offer of equal or greater value to all stockholders.

      Antitrust. Neither the Offer nor the Merger are subject to the Hart-Scott-Rodino Antitrust Improvements Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and a waiting period has elapsed.

      Federal Reserve Board Regulations. Regulations G, U and X (the “Margin Regulations”) of the Federal Reserve Board restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly by margin stock. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of all the direct and indirect collateral securing the credit, including margin stock and other collateral. All financing for the Offer has been structured so as to be in full compliance with the Margin Regulations.

Potential Litigation

      On September 14, 2004, certain holders of Datakey promissory notes asserted to Datakey’s counsel that the note holders are owed a $500,000 payment under the Secured Convertible Promissory Note Purchase Agreement dated October 17, 2003. In addition to demanding this payment, these note holders also threaten to bring legal action against Datakey for claims based on alleged denial of board observation rights and failure to “maximize value to all equity holders.” The note holders threaten to seek monetary damages or injunctive relief from Datakey and its directors. Datakey denies all such claims and intends to defend all actions taken against it by the note holders.

16.	Fees and Expenses

      Except as set forth below, neither SafeNet nor the Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

      The Purchaser has retained Innisfree M & A Incorporated to act as the Information Agent and Wells Fargo Bank, N.A. to act as the Depositary in connection with the Offer. Such firms each will receive reasonable and customary compensation for their services. The Purchaser has also agreed to reimburse each such firm for certain reasonable out-of-pocket expenses and to indemnify each such firm against certain liabilities in connection with their services, including certain liabilities under federal securities laws.

      The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent) for making solicitations or recommendations in connection with the Offer. Brokers, dealers, banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Miscellaneous

      The Offer is being made to all holders of Shares. The Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF SAFENET OR THE PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

      SafeNet and Purchaser have filed with the SEC the Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Datakey has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedule and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Datakey.”

Snowflake Acquisition Corp.,

a wholly-owned subsidiary of

SafeNet, Inc.
September 21, 2004

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF SAFENET AND THE PURCHASER

      The names of the directors and executive officers of SafeNet, Inc. and Snowflake Acquisition Corp. and their present principal occupations or employment and material employment history for the past five years are set forth below. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated, each individual is a citizen of the United States; his or her business address is 4690 Millennium Drive Belcamp, Maryland 21017.

SafeNet, Inc.

Name	Age	Office and Principal Occupation	Director Since

Anthony A. Caputo	62	Chairman and Chief Executive Officer	1986
Carole D. Argo	43	President and Chief Operating Officer	n/a
Ken Mueller	51	Chief Financial Officer and Treasurer
Chris S. Fedde	53	Senior Vice President and General Manager, Enterprise Security Division	n/a
David Potts	35	Senior Vice President and General Manager, Embedded Security Division	n/a
Thomas A. Brooks	67	Director, Rear Admiral, U.S. Navy, Retired	1998
Andrew E. Clark	42	Director, Chairman and President of Wheatfield Ventures, LLC	2001
Shelley A. Harrison	61	Director, Executive Consultant and Venture Capitalist	1999
Ira A. Hunt, Jr.	79	Director, Major General, U.S. Army, Retired	1990
Arthur L. Money	64	Director, President of ALM Consulting	2004
Walter W. Straub	61	Director, Retired	2004
Bruce R. Thaw	51	Director, President and Chief Executive Officer of Bulbtronics, Inc.	1990

      Anthony A. Caputo, the Chairman and Chief Executive Officer of SafeNet, has served as the Chief Executive Officer since 1987 and a director of SafeNet since November 1986. Until 1986, Mr. Caputo was CEO of TACT Technology, a network security firm that he founded in 1982. Mr. Caputo has over 30 years experience in the computer industry, in Marketing and management capacities. In June 1993, Mr. Caputo was named Maryland’s High Tech Entrepreneur of the Year.

      Carole D. Argo joined SafeNet in July 1999 as Senior Vice President and Chief Financial Officer. Ms. Argo was appointed Secretary and Treasurer in January 2000. In 2004, Ms. Argo was appointed President and Chief Operating Officer. Prior to joining SafeNet, Ms. Argo was Chief Financial Officer of Optelecom, Inc., a public company focusing on providing fiber optic equipment for video transmission, from August 1998 to July 1999. Previously, Ms. Argo was the Vice President of Finance and Operations for Byk Gardner, a color and appearance instrumentation company, for eight years. Ms. Argo has seven years of public accounting experience as an audit professional, most recently as an Audit Manager at Deloitte and Touche, LLP. She is a Certified Public Accountant and holds a Masters of Business Administration from Loyola College of Maryland and a Bachelor of Science in Accounting from the University of Arizona.

      Ken Mueller joined SafeNet from Microsoft Corp. where he held the position of chief financial officer, Microsoft Business Solutions. Mueller has over 20 years of senior finance experience working in high growth tech companies like Platinum Technology, Galileo International, Apple Computer, and Digital Equipment. In addition, he helped build two start-up companies. Mueller received a Bachelor of Science degree from Northwestern University and a Masters in Business Administration from DePaul University. He is also a Certified Public Accountant.

      Chris S. Fedde joined SafeNet in February 2001 as Director of Corporate Product Management and Business Development Director for VPN Products. He was appointed Vice President and General Manager, Enterprise Security Division in January 2002 and Senior Vice President in January 2003. Prior to joining Datakey, Mr. Fedde was Director of Secure Products at Harris Corporation from 1997 to February 2001, where he established and directed the security business unit. He was responsible for the general management of the custom ASIC security business and turnkey secure systems and managed the business development and engineering departments. Before his employment at Harris, Mr. Fedde was the Engineering Manager at Motorola, developing wireless two-way products for the global markets. Mr. Fedde holds several patents related to wireless technologies. Mr. Fedde received his Bachelor of Science in Engineering from the University of Iowa.

      David Potts joined SafeNet in April 2003 as Senior Vice President and General Manager, Embedded Security Division. Prior to joining Datakey, Mr. Potts was Worldwide Director of Applications at Texas Instruments, where he led the formation of the OMAPTM business unit. He was responsible for creating key software development and applications teams, as well as driving numerous business, investment and operations activities. Prior to his position as Worldwide Director of Applications, Mr. Potts led the formation of design and product engineering teams in four different business startups at Texas Instruments over the last ten years. Mr. Potts received his Masters of Business Administration from the University of Texas at Austin and his Bachelor of Science in Electrical Engineering from Kansas State University.

      Thomas A. Brooks has served as a director of SafeNet since July 1998. Mr. Brooks held various executive positions with AT&T from 1991 through 1999. He retired from AT&T in 1999 and continues as a consultant to AT&T Government Markets. Mr. Brooks served 32 years as a U.S. Navy Intelligence officer, retiring from active military service as a Rear Admiral and Director of Naval Intelligence in 1991. In 1995, President Clinton appointed Mr. Brooks as one of three members of the Security Policy Advisory Board, where he served through the end of the Clinton Administration. From 1994 to 1997, Mr. Brooks was a member of the Defense Policy Board. He also served on advisory boards for the Defense Policy Board. He also served on advisory boards for the Defense Intelligence Agency and the Office of Naval Intelligence. From 1999 to 2000, he was a member of the Federal Government Joint Security Commission. Mr. Brooks is a graduate of Fordham University, with a Master’s degree from Fairleigh Dickenson University. He has done post Master’s studies at George Washington University and the University of California and has published several articles on cryptography in various technical publications. He serves on the Board of Directors of the Navy Mutual Aid Association and several intelligence professional associations.

      Andrew E. Clark has served as a director of SafeNet since 2001. He is Chairman and President of Wheatfield Ventures, LLC, a private equity firm concentrating on early stage investing within the technology sector. Mr. Clark sits on The Advisory Board of Spring Capital Partners, L.P., a small business investment company providing subordinated mezzanine debt financing in the Mid-Atlantic region. From October 1997 through December 2000, Mr. Clark held various executive positions with Verio, Inc., including President of the eBusiness/ Custom Web Development and East Regional business units. Mr. Clark began his career as a professional at KPMG Peat Marwick. He received his B.S. degree in Accounting from Washington and Lee University and is a Certified Public Accountant in the State of Maryland.

      Shelley A. Harrison has served as a director of SafeNet since 1999. Since May 1, 2003, he has served as a part-time employee of SafeNet. From May 1, 2003 through December 2003, Dr. Harrison provided services relating to SafeNet’s Embedded Security Division and business combination strategy. Since January 1, 2004, he has also provided assistance to SafeNet relating to its growth and capital markets strategies and the operations of SafeNet generally. Dr. Harrison has been Chairman of SPACEHAB Inc. (NASDAQ: SPAB) since August 1993, and served as Chief Executive Officer from April 1996 to March 2003. Dr. Harrison co-founded and served as Chairman and Chief Executive Officer of Symbol Technologies Inc. (NYSE: SBL) from 1973 to 1982. Dr. Harrison is a founder and Managing General Partner of PolyVentures I & II, high-technology venture capital funds organized in 1987 and 1991, respectively. Dr. Harrison was a Member of Technical Staff at Bell Telephone Laboratories and a Professor of Electrical Sciences at the State University of New York at Stony Brook. Dr. Harrison holds a Ph.D. and Master of Science degree in Electrophysics from Polytechnic University and a Bachelor’s Degree of Electrical Engineering from New York University. Dr. Harrison is also a member of the Board of NetManage, Inc., as well as several private technology companies.

      Ira A. Hunt, Jr. has served as a director of SafeNet since December 1990. Mr. Hunt is a graduate of the U.S. Military Academy, West Point, New York. He served 33 years in various command and staff positions in the U.S. Army, retiring from active military service as a Major General in 1978. Subsequently, Mr. Hunt was President of Pacific Architects and Engineers in Los Angeles, California and a Vice President of Frank E. Basil, Inc. in Washington, D.C. Mr. Hunt has a Master of Science degree in civil engineering from the Massachusetts Institute of Technology; a Master of Business Administration degree from the University of Detroit; a Doctor of the University degree from the University of Grenoble, France; and a Doctor of Business Administration degree from George Washington University.

      Arthur L. Money was appointed to SafeNet’s Board of Directors on March 16, 2004. He was a director of Rainbow Technologies, Inc. from September 2002 until the consummation of the merger of SafeNet and Rainbow in March 2004. He is currently president of ALM Consulting, specializing in command control and communications, intelligence, signal processing, and information processing. From 1999 to 2001, Mr. Money was the assistant secretary of defense (C31) and Department of Defense CIO. Prior to 1999, Mr. Money served as the assistant secretary of the Air Force for Research, Development, and Acquisition, and was vice president and deputy general manager of TRW. Mr. Money graduated from the University of Santa Clara and San Jose State University where he earned his MSME and BSME, respectively. He has received distinguished public service awards from the U.S. Department of Defense (Bronze Palm), the U.S. Air Force, and the U.S. Navy.

      Walter W. Straub was appointed to SafeNet’s Board of Directors on March 16, 2004. A co-founder of Rainbow Technologies, Inc., Mr. Straub was a director of Rainbow from its inception in 1982 until the consummation of the merger of Datakey and Rainbow in March 2004, and served as President and Chief Executive Officer of Rainbow from 1983 through March 2004. Since 1989, Mr. Straub has served as director of CAM Commerce Solutions, a manufacturer of computerized point of sale and inventory management systems. Mr. Straub received a BSEE and an MBA in Finance from Drexel University. In May 1993, Mr. Straub was elected to the Board of Trustees of Drexel University.

      Bruce R. Thaw has served as a director of SafeNet since December 1990. From 1987 to March 31, 2000, Mr. Thaw served as general counsel to SafeNet. Mr. Thaw is currently President and Chief Executive Officer of Bulbtronics, Inc., a national distributor of specialty light sources and related products. Mr. Thaw was admitted to the bar of the State of New York in 1978 and the California State Bar in 1983. Mr. Thaw is also a director of Amtech Systems, Inc., a publicly-traded company engaged in the semiconductor industry, and Nastech Pharmaceutical Company, Inc., a publicly-traded company engaged in drug delivery technology.

Snowflake Acquisition Corp.

Name	Age	Office or Position Held	Director Since

Anthony A. Caputo	62	Chief Executive Officer and Director	2004
Carole D. Argo	43	President and Director	2004
Ken Mueller	51	Chief Financial Officer and Treasurer	n/a
Kevin Hicks	32	Secretary	n/a

Annex I

Minnesota Anti-Takeover Approval

      The Minnesota anti-takeover statutes impose various restrictions, prohibitions, and other potentially delaying effects on acquisitions of Minnesota corporations. These statutory provisions do not apply in certain circumstances:

•	Section 302A.671 of the Minnesota Business Corporation Act does not apply to a tender offer for all voting shares of a corporation if two conditions are met. First, the offer must have been approved by a committee of disinterested directors of the corporation. Second, at the completion of the offer, the acquiring person must have become the owner of a majority of the outstanding voting shares of the corporation.

•	Section 302A.673 of the Minnesota Business Corporation Act does not apply if, before a person acquires 10% or more of the corporation’s outstanding voting shares, either the share acquisition or the subsequent business combination is approved by a committee of disinterested directors of the corporation.

•	Similarly, Section 302A.675 of the Minnesota Business Corporation Act does not apply if the share acquisition is approved by a committee of disinterested directors of the corporation.

      Under the Minnesota Business Corporation Act, “disinterested directors” are those who are not then employees of the corporation and who were not employees of the corporation within the preceding five years.

      In order to cause these statutes to be inapplicable to the Offer, the Merger, or the transactions contemplated thereby, Datakey’s board of directors appointed a special committee, which was composed of Messrs. Courtney and Glarner, both of whom are disinterested directors under the Minnesota Business Corporation Act. The special committee approved each of those transactions.

ANNEX II

MINNESOTA BUSINESS CORPORATION ACT

DISSENTERS’ RIGHTS PROVISIONS

302A.471 Rights of dissenting stockholders.

      Subdivision 1. Actions creating rights. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

      (a) unless otherwise provided in the articles, an amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

(1) alters or abolishes a preferential right of the shares;

(2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

(3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

(4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section; or

(5) eliminates the right to obtain payment under this subdivision;

      (b) a sale, lease, transfer, or other disposition of property and assets of the corporation, that requires shareholder approval under section 302A.661, subdivision 2, but not including a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the stockholders in accordance with their respective interests within one year after the date of disposition;

      (c) a plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a constituent organization, except as provided in subdivision 3, and except for a plan of merger adopted under section 302A.626;

      (d) a plan of exchange, whether under this chapter or under chapter 322B, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring corporation, except as provided in subdivision 3;

      (e) a plan of conversion adopted by the corporation; or

      (f) any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting stockholders may obtain payment for their shares.

Subd. 2.	Beneficial owners.

      (a) A shareholder shall not assert dissenters’ rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different stockholders.

      (b) A beneficial owner of shares who is not the shareholder may assert dissenters’ rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

Subd. 3.	Rights not to apply.

      (a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring corporation in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

      (b) If a date is fixed according to section 302A.445, subdivision 1, for the determination of stockholders entitled to receive notice of and to vote on an action described in subdivision 1, only stockholders as of the date fixed, and beneficial owners as of the date fixed who hold through stockholders, as provided in subdivision 2, may exercise dissenters’ rights.

      (c) Notwithstanding subdivision 1, the right to obtain payment under this section, other than in connection with a plan of merger adopted under section 302A.621, is limited in accordance with the following provisions:

(1) The right to obtain payment under this section is not available for the holders of shares of any class or series of shares that is listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

(2) The applicability of clause (1) is determined as of:

(i) the record date fixed to determine the stockholders entitled to receive notice of, and to vote at, the meeting of stockholders to act upon the corporate action described in subdivision 1; or

(ii) the day before the effective date of corporate action described in subdivision 1 if there is no meeting of stockholders.

(3) Clause (1) is not applicable, and the right to obtain payment under this section is available pursuant to subdivision 1, for the holders of any class or series of shares who are required by the terms of the corporate action described in subdivision 1 to accept for such shares anything other than shares, or cash in lieu of fractional shares, of any class or any series of shares of the corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in clause (1) at the time the corporate action becomes effective.

      Subd. 4.     Other rights. The stockholders of a corporation who have a right under this section to obtain payment for their shares do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473 Procedures for asserting dissenters’ rights.

Subdivision 1.	Definitions.

      (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

      (b) “Corporation” means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

      (c) “Fair value of the shares” means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

      (d) “Interest” means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09 for interest on verdicts and judgments.

      Subd. 2.     Notice of action. If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

      Subd. 3.     Notice of dissent. If the proposed action must be approved by the stockholders and the corporation holds a shareholder meeting, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters’ rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

      Subd. 4.     Notice of procedure; deposit of shares.

      (a) After the proposed action has been approved by the board and, if necessary, the stockholders, the corporation shall send to (i) all stockholders who have complied with subdivision 3, (ii) all stockholders who did not sign or consent to a written action that gave effect to the action creating the right to obtain payment under section 302A.471, and (iii) all stockholders entitled to dissent if no shareholder vote was required, a notice that contains:

(1) the address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

(2) any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

(3) a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

(4) a copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

      (b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

Subd. 5.	Payment; return of shares.

      (a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

(1) the corporation’s closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

(2) an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

(3) a copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

      (b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

      (c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

      Subd. 6.     Supplemental payment; demand. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter’s own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

      Subd. 7.     Petition; determination. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the rules of civil procedure.

      Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the rules of civil procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or stockholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all stockholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

Subd. 8.	Costs; fees; expenses.

      (a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

      (b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

      (c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.

      Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of Datakey or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

By Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:
Wells Fargo Bank, N.A.	For Eligible Institutions Only:	Wells Fargo Bank, N.A.
Shareowner Services		Shareowner Services
Corporate Actions Department	(651) 450-2452	Corporate Actions Department
P.O. Box 64858	For Confirmation Only Telephone:	161 North Concord Exchange
St. Paul, Minnesota 55164-0858	(651) 450-4110	South St. Paul, Minnesota 55075

      Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent at the location and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M & A Incorporated

501 Madison Avenue

New York, NY 10022
(212) 750-5833